FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

The following regulated information, disseminated pursuant to DTR6.3.5, comprises the Notice of Annual General Meeting for 2020 which was sent to shareholders of HSBC Holdings plc on 11 March 2020. A copy of the Notice of Annual General Meeting is available at www.hsbc.com/agm.

HSBC Holdings plc
Notice of Annual General Meeting to be held at 11.00am on Friday, 24 April 2020

Queen Elizabeth Hall, Southbank Centre, Belvedere Road, London, SE1 8XX

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.
If you have sold or transferred all your shares in HSBC Holdings plc (the "Company") you should at once forward this document and all accompanying documents to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of the Company trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

A Chinese translation of this Notice of Annual General Meeting is available at www.hsbc.com. Alternatively, the Chinese translation of this and future documents may be obtained by contacting the Company's registrar (see page 28).

Contents

1.	Chairman's letter...	1
2.	Notice of the 2020 Annual General Meeting...	5
3.	Explanatory notes...	11
4.	Information about the 2020 Annual General Meeting...	24
5.	General information...	28
6.	Appendices...	30

11 March 2020

Dear Shareholder

I am pleased to invite you to the HSBC Holdings plc 2020 Annual General Meeting ("AGM") to be held at 11.00am on Friday, 24 April 2020 at the Queen Elizabeth Hall, Southbank Centre, Belvedere Road, London, SE1 8XX.

I look forward to seeing many of you at our AGM. If, however, you are unable to attend in person, you may choose to watch the meeting via a webcast at www.hsbc.com/agmwebcast.

I encourage you to read the enclosed Notice of the AGM which explains the particulars of the business to be considered at the meeting. I also encourage you to vote in accordance with the Board's recommendation, which all of the Directors intend to do in respect of their own shareholdings. In addition to the standard items of business, there are three items that I would specifically like to highlight:

1.  Directors
There have been a number of changes to the membership of the Board since last year's AGM.

John Flint, our previous Group Chief Executive, stepped down from the Board on 5 August 2019.  I would like to thank John for his personal commitment, dedication and the significant contribution that he made over his long career with the Group. John was replaced by Noel Quinn, who was appointed by the Board as interim Group Chief Executive on 5 August 2019. Noel brings a track record of business success, strong client relationships and deep global expertise from his 27 years with the Group. Noel will stand for election for the first time at this year's AGM.

I would also like to thank Marc Moses, who retired from his role as Executive Director and Group Chief Risk Officer on 31 December 2019, for his dedication and commitment to the Group over many years.

I would like to extend my thanks on behalf of the Board to Sir Jonathan Symonds who retired from the Board on 18 February 2020 and also to Kathleen Casey who will retire at the conclusion of the AGM. Neither Jon nor Kathy are standing for re-election. I am grateful to both Jon and Kathy for their commitment to the Board.

Jon made a significant contribution to the Group, in his stewardship of the UK Bank through ring-fencing, as Chairman of the Group Audit Committee and more recently as Deputy Chairman and Senior Independent non-executive Director. Following Jon's retirement, David Nish succeeded him as Senior Independent non-executive Director and Chairman of the Group Audit Committee with effect from 19 February 2020.

Kathy has made a valuable contribution to both the Board and the Committees on which she has served during her tenure, namely the Group Audit Committee, Group Risk Committee, Nomination & Corporate Governance Committee and the Financial System Vulnerabilities Committee.

As is customary, all continuing Directors will stand for re-election by shareholders at the AGM. The current composition of the Board can be found on pages 3 and 4. Biographical details can be found on pages 14 to 18.

At the conclusion of this year's AGM, subject to the election and re-election of the Directors as recommended, your Board will comprise of a non-executive Group Chairman, two executive Directors and eight independent non-executive Directors.

2.   HSBC Share Plans
We are proud of our efforts to encourage employee share ownership and we operate a number of different UK and global share plans to facilitate this. Share ownership aligns the interests of our employees with the creation of shareholder value. To ensure the continuous effective running of these share plans we are seeking shareholder approval to extend the life of the plans for a further 10 years to 2030 and to refresh the limits on the number of shares which may be issued (and/or transferred out of treasury) upon the exercise of any share options to be issued under the 2011 Plan and UK Sharesave Plan.

3.  Shareholder Requisitioned Resolution
We have received notice of a shareholder requisitioned resolution pursuant to Section 338 of the Companies Act 2006. This resolution is incorporated as Resolution 18 in the Notice of AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of the proposed resolution set out in Appendix 6 on pages 43 to 44. Your Board recommends that you vote against this resolution for the reasons set out in Appendix 7 on pages 45 to 47.

Your Board considers that the proposals set out in Resolutions 1 to 17 of this Notice are in the best interests of the Company and its shareholders and recommends that you vote in favour of those resolutions. Your Board recommends that you vote against Resolution 18 for the reasons set out in Appendix 7 on pages 45 to 47. The Directors intend to vote in line with these recommendations in respect of their own beneficial holdings.

A form of proxy is enclosed or can be accessed at www.hsbc.com/proxy. Whether or not you are able to attend the AGM, I encourage you to complete and submit a form of proxy. Appointing a proxy will not prevent you from attending the AGM and voting in person, should you subsequently be able to attend.

Together with the Board, I would like to thank you for your continued support and I very much look forward to welcoming you at the AGM.

Yours sincerely

Mark E. Tucker
Group Chairman

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

Directors

Mark E. Tucker, 62
Group Chairman

Kathleen Casey, 53
Independent non-executive Director

Laura Cha, GBM, 70
Independent non-executive Director

Henri de Castries, 65
Independent non-executive Director

Irene Lee, 66
Independent non-executive Director

Dr José Antonio Meade Kuribreña, 51
Independent non-executive Director

Heidi Miller, 66
Independent non-executive Director

David Nish, 59
Senior Independent Director

Noel Quinn 58
Group Chief Executive

Ewen Stevenson, 53
Group Chief Financial Officer

Jackson Tai, 69
Independent non-executive Director

Pauline van der Meer Mohr, 60
Independent non-executive Director

Secretary

Aileen Taylor, 47
Group Company Secretary and Chief Governance Officer

HSBC Holdings plc

Notice of the 2020 Annual General Meeting

Notice is hereby given that the 2020 Annual General Meeting of HSBC Holdings plc will be held at the Queen Elizabeth Hall, Southbank Centre, Belvedere Road, London, SE1 8XX, United Kingdom at 11.00am on Friday, 24 April 2020.

Resolutions numbered 1 to 7, 10, 12 and 14 to 16 will be proposed as ordinary resolutions and those numbered 8, 9, 11, 13, 17 and 18 will be proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three-quarters of the votes must be cast in favour.

1.    Annual Report & Accounts*
To receive the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2019.

2.    Directors' Remuneration Report*
To approve the Directors' Remuneration Report set out on pages 184 to 210 of the Annual Report & Accounts for the year ended 31 December 2019, excluding the summary of the Directors' Remuneration Policy on pages 187 to 189.

3.    Election and re-election of Directors*
To elect by separate resolution:

(a)	Noel Quinn;

To re-elect by separate resolutions each of:

(b)	Laura Cha;	(g)	David Nish;
(c)	Henri de Castries;	(h)	Ewen Stevenson;
(d)	Irene Lee;	(i)	Jackson Tai;
(e)	José Antonio Meade Kuribreña;	(j)	Mark Tucker; and
(f)	Heidi Miller;	(k)	Pauline van der Meer Mohr.

4.  Re-appointment of Auditor*
To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company.

5.  Remuneration of Auditor*
To authorise the Group Audit Committee to determine the remuneration of the Auditor.

6.  Political Donations*
THAT in accordance with sections 366 and 367 of the UK Companies Act 2006 (the "Act") the Company, and any company which is a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised to:

(a)    make political donations to political parties and/or independent election candidates;

(b)    make political donations to political organisations other than political parties; and

(c)    incur political expenditure,

in each case during the period starting on the date of passing of this Resolution 6 and expiring at the conclusion of the Annual General Meeting of the Company to be held in 2021 or at the close of business on 30 June 2021, whichever is earlier, provided the aggregate amount of any such donations and expenditure shall not exceed £200,000 during the period for which this Resolution 6 has effect. For the purposes of this resolution, the terms 'political donations', 'political parties', 'independent election candidates', 'political organisations' and 'political expenditure' shall have the meanings given to them by sections 363 to 365 of the Act.

7.   Authority to allot shares*
THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a)      up to an aggregate nominal amount of US$2,033,193,983 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (b) or (c) of this resolution so that in total no more than US$3,388,656,638 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,777,313,276 can be allotted under paragraphs (a), (b) and (c) of this resolution); and

(b)      up to an aggregate nominal amount of US$3,388,656,638 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (c) of this resolution so that in total no more than US$3,388,656,638 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,777,313,276 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with an offer or invitation to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(c)      comprising equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of US$6,777,313,276 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (b) of this resolution so that in total no more than US$6,777,313,276 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with a rights issue to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(d)      up to an aggregate nominal amount of £150,000 (in the form of 15,000,000 non-cumulative preference shares of £0.01 each), €150,000 (in the form of 15,000,000 non-cumulative preference shares of €0.01 each) and US$150,000 (in the form of 15,000,000 non-cumulative preference shares of US$0.01 each), provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2021 or at the close of business on 30 June 2021, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would, or might, require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

8.    Disapplication of pre-emption rights#
THAT if Resolution 7 set out in the Notice convening this meeting is passed, the Directors be authorised to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 7 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be limited:

(a)    to the allotment of equity securities or sale of treasury shares for cash in connection with any rights issue, or other offer or invitation (but in the case of the authority granted under paragraph (c) of Resolution 7, by way of a rights issue only) to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue, offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(b)    to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of US$508,298,496,

provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2021 or at the close of business on 30 June 2021, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

9.    Further disapplication of pre-emption rights for acquisitions#
THAT if Resolution 7 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolution 8 set out in the Notice convening this meeting) to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 7 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be:

(a)       limited to the allotment of equity securities or sale of treasury shares up to a nominal amount of US$508,298,496; and

(b)      used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of the Notice convening this meeting, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2021 or at the close of business on 30 June 2021, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

10.  Addition of any repurchased shares to general authority to allot shares*
THAT the authority granted to the Directors to allot shares or grant rights to subscribe for, or convert any security into shares in the Company pursuant to paragraph (a) of Resolution 7 set out in the Notice convening this meeting be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to Resolution 11 set out in the Notice convening this meeting, to the extent that such extension would not result in any increase in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to paragraphs (b) and (c) of Resolution 7 set out in the Notice convening this meeting.

11.  Purchases of Ordinary Shares by the Company#
THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the UK Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of Ordinary Shares of US$0.50 each ("Ordinary Shares") and on such terms and in such manner as the Directors shall from time to time determine provided that:

(a)        the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 2,033,193,983 Ordinary Shares;

(b)      the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(c)        the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)       unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2021 or at the close of business on 30 June 2021, whichever is the earlier; and

(e)        the Company may prior to the expiry of this authority make a contract or contracts to purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract or contracts as if the authority conferred hereby had not expired.

12.   Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities*
THAT in addition to any authority granted pursuant to Resolution 7 set out in the Notice convening this meeting, the Directors be generally and unconditionally authorised under and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$2,033,193,983 in relation to any issue by the Company or any member of the Group of Contingent Convertible Securities ("CCSs") that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances where the Directors consider such an issue of CCSs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with regulatory capital requirements or targets applicable to the Group from time to time and otherwise on terms as may be determined by the Directors, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2021 or at the close of business on 30 June 2021, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

13.   Limited disapplication of pre-emption rights in relation to the issue of Contingent Convertible Securities#
THAT if Resolution 12 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolutions 8 and 9 set out in the Notice convening this meeting) to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 12 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2021 or at the close of business on 30 June 2021, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

14.  HSBC Share Plan 2011*

THAT the amendments to the rules of the HSBC Share Plan 2011 ("2011 Plan"), the main features of which are summarised in Appendix 3, to:

(i)           set a new numerical limit so that the number of shares which may be issued (and/or transferred out of treasury) upon exercise of any share options to be granted under the 2011 Plan and share options to be granted under any other employee share plan of the Company or a subsidiary shall not exceed 10 per cent of the aggregate shares in issue (excluding shares in treasury) at the date of the passing of this resolution; and

(ii)           extend the termination date of the 2011 Plan from 27 May 2021 to 24 April 2030,

are hereby approved and that the Directors are hereby authorised to:

(i)         do whatever may be necessary or expedient to carry the revised 2011 Plan into effect including making such changes as may be necessary or desirable, from time to time, to amend or operate the 2011 Plan; and

(ii)        establish further plans based on the 2011 Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation in the 2011 Plan.

15.  UK Sharesave*

THAT the amendments to the rules of the HSBC Holdings Savings-Related Share Option Plan (UK) ("UK Sharesave"), the main features of which are summarised in Appendix 4, to:

(i)           set a new numerical limit so that the number of shares which may be issued (and/or transferred out of treasury) upon exercise of any share options to be granted under the UK Sharesave and share options to be granted under any other employee share plan of the Company or a subsidiary shall not exceed 10 per cent of the aggregate shares in issue (excluding shares in treasury) at the date of the passing of this resolution; and

(ii)          extend the termination date of the UK Sharesave from 23 May 2025 to 24 April 2030;

are hereby approved and that the Directors are hereby authorised to:

(i)           do whatever may be necessary or expedient to carry the revised UK Sharesave into effect including making such changes as may be necessary or desirable, from time to time, to amend or operate the UK Sharesave including to take account of the requirements of HM Revenue & Customs and best practice; and

(ii)         establish further plans based on the UK Sharesave but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation in the UK Sharesave.

16.  UK SIP and ShareMatch*

THAT the amendment to the trust deed and rules of the HSBC Holdings UK Share Incentive Plan ("UK SIP") and the rules of the HSBC International Employee Share Purchase Plan ("ShareMatch"), the main features of which are summarised in Appendix 5, to extend the termination date of the UK SIP and ShareMatch from 28 May 2020 to 24 April 2030 is hereby approved and that the Directors are hereby authorised to:

(i)       do whatever may be necessary or expedient to carry the revised UK SIP and ShareMatch into effect including making such changes as may be necessary or desirable, from time to time, to amend or operate the UK SIP and the ShareMatch including to take account of the requirements of HM Revenue & Customs and best practice; and

(ii)      establish further plans based on the UK SIP but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any share made available under such further plans is treated as counting against any limits on individual or overall participation in the UK SIP.

17.  Notice of general meetings#
THAT the Company hereby approves general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice.

18.  Shareholder requisitioned resolution#
To instruct the directors by Special Resolution to remove or effectively eradicate the "State Deduction" feature of the Post 1974 Midland Bank Defined Benefit Pension Scheme, which by doing so will forestall potential formal action by the Equalities and Human Rights Commission and the reputational damage that would cause.

The Board unanimously recommends that shareholders VOTE AGAINST Resolution 18.

By order of the Board

Aileen Taylor
11 March 2020

Group Company Secretary and Chief Governance Officer

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987 Registered Office and Group Head Office:

8 Canada Square, London E14 5HQ, United Kingdom

* Ordinary resolution
# Special resolution

Explanatory notes

Information about the business to be considered at the 2020 Annual General Meeting ("AGM") is set out below.

These explanatory notes should be read in conjunction with the Annual Report & Accounts in respect of the year ended 31 December 2019. This Notice of AGM, the Annual Report & Accounts and the Strategic Report are available at www.hsbc.com.

For the purpose of this Notice, the issued share capital (excluding treasury shares) of the Company on 26 February 2020, being the latest practicable date prior to the printing of this document, was 20,331,939,830 ordinary shares of US$0.50 each and carrying one vote each with total voting rights of 20,331,939,830.

1.    Annual Report & Accounts
The purpose of this item is for shareholders to receive and consider the Annual Accounts and the Reports of the Directors and of the Auditor for the year ended 31 December 2019.

2.    Directors' Remuneration Report
The purpose of this item is to seek shareholder approval of the Directors' Remuneration Report for the year ended 31 December 2019 (other than the summary of the Directors' Remuneration Policy on pages 187 to 189 of the Annual Report & Accounts). The Directors' Remuneration Report is on pages 184 to 210 of the Annual Report & Accounts. The actual remuneration paid to Directors in 2019 was made within the boundaries of the Directors' Remuneration Policy approved by shareholders at the 2019 Annual General Meeting. The vote on the Directors' Remuneration Report is advisory in nature and cannot impact what is paid under the shareholder-approved Directors' Remuneration Policy.

3.    Election and re-election of Directors

Appointment
Appointments to the Board are made on merit and candidates are considered against objective criteria, having due regard to the benefits of the diversity of the Board. The Nomination & Corporate Governance Committee leads the Board appointment process, agrees the criteria for any appointments and engages independent external search consultants, as required. At the conclusion of this process, the Committee will nominate potential candidates for appointment to the Board. In the exercise of its responsibilities, the Committee regularly reviews the Board's structure, size and composition, including skills, knowledge, experience, independence and diversity.

Diversity
The biography of each Director located on pages 14 to 18 can be used to assess how each individual contributes to the diversity of the Board.

Independence
The Board has concluded that all of the non-executive Directors standing for re-election at the AGM are independent in character and judgement.

When considering independence, the Board calculates the length of service of a non-executive Director by reference to the date of his or her election by shareholders following their appointment. The Board has determined that there are no relationships or circumstances which are likely to affect the judgement of any of the non-executive Directors. Any relationships or circumstances which could appear to do so are not considered to be material. Each of the Directors standing for re-election has confirmed that they have no material relationship with another Director, a member of senior management or any substantial or controlling shareholder of HSBC Holdings plc.

Election of new Director
Noel Quinn will offer himself for election as a Director having assumed the role of Executive Director and Group Chief Executive effective from 5 August 2019.

Time Commitment
The Board, both prior to a Director's appointment and when nominating a Director for re-election enquires, and obtains assurance, that each Director is, or will be, capable of contributing the time expected of them and time that may be unanticipated should additional demands be placed on them in relation to HSBC or in relation to their other commitments.

The Board has carefully considered the other commitments held by the Directors and has applied the same standard of enquiry for each of them. Our focus is to determine the ability of each Director to commit sufficient time to fulfil their individual obligations, rather than a strict adherence to a numeric count of directorships. Where Directors hold other roles either outside of or elsewhere within the Group, or prior to accepting any additional roles, particular attention is paid to ensure that they are able to commit sufficient time to HSBC.

Tenure
Non-executive Directors are appointed for an initial three-year term and, subject to re-election by shareholders at each AGM, are typically expected to serve two three-year terms. The Board may invite a Director to serve additional periods. Any term beyond six years is subject to particularly rigorous review by the Nomination & Corporate Governance Committee.

Arising from its deliberations, the Board notes the following in relation to those Directors seeking re-election:

Irene Lee
Irene Lee is a highly valued and experienced Director with specific geographic and commercial experience which is of particular relevance to the delivery of the Group's strategy. The Board attaches great importance to the contribution that Irene Lee makes to HSBC.

Irene Lee is the executive Chair of Hysan Development Company Limited and has delegated day to day operational responsibility to her executive team. Her non-executive role with HSBC Holdings plc, including its subsidiaries, The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited comprise her most significant non-executive commitments. The Board is comfortable that Irene Lee has sufficient capacity and remains extremely supportive of Irene Lee and her continued commitment to HSBC.

Laura Cha
Laura Cha was appointed to the Board in March 2011. She was appointed as non-executive Chairman of The Hongkong and Shanghai Banking Corporation Limited, a principal subsidiary of the Company, in December 2019.

Laura Cha has served on the Board for nine years from the date of her first appointment as a Director. Although the Board understands and supports the benefits of regular Board refreshment, in view of her strong contribution and constructive guidance and challenge when holding management to account, the Board has requested Laura Cha to stand for re-election at the 2020 AGM. In making its recommendation to the Board, the Nomination & Corporate Governance Committee also considered the value of Laura Cha's extensive regulatory and policymaking experience in Hong Kong and mainland China, and the current context of the length of service of the other non-executive Directors as a whole, all of whom have served on the Board for less than six years. After taking into account all relevant factors, including her length of service, the Board has determined that Laura Cha will continue to be independent.

The biographies on pages 14 to 18 set out the skills and experience which underpin the contribution each Director brings to the Board for the long term sustainable success of the Company. Based upon the review undertaken, the Board has satisfied itself that each of the Directors is fully able to discharge his or her duties to the Company and that they each have sufficient capacity to meet their commitments to the Company. The Board has therefore concluded that all of the Directors except, as previously announced, Kathleen Casey who is retiring at the conclusion of the AGM, should offer themselves for election or re-election in accordance with the Group's regular practice.

Non-executive Directors' fees
Following shareholder approval of the Directors' Remuneration Policy at the Annual General Meeting held on 12 April 2019, each non-executive Director receives a fee of £127,000 per annum. The senior independent non-executive Director will receive a fee of £200,000 per annum in addition to his non-executive Director fee and the fees payable for the Chairmanship or membership of Board Committees. The non-executive Group Chairman receives a fee of £1.5 million per annum.

The fees paid to non-executive Directors who are standing for re-election as members of Board Committees are set out below (these and Board fees are pro-rated for part year service where relevant):

Committee*	Fees (per annum)		Committee members standing for re-election
	Chairman	Member

Group Audit Committee	£75,000	£40,000	David Nish (Chairman), Jackson Tai and Pauline van der Meer Mohr

Group Risk Committee	£150,000	£40,000	Jackson Tai (Chairman), José Antonio Meade Kuribreña, Heidi Miller, David Nish and Pauline van der Meer Mohr

Group Remuneration Committee	£75,000	£40,000	Pauline van der Meer Mohr (Chair), Henri de Castries, David Nish and Irene Lee

Nomination & Corporate Governance Committee	N/A**	£33,000	Mark Tucker (Chairman), Laura Cha, Pauline van der Meer Mohr, Henri de Castries, Irene Lee, José Antonio Meade Kuribreña, Heidi Miller, David Nish and Jackson Tai

* For further details of the roles and accountabilities of each of these Board Committees, see pages 171 to 183 of the Annual Report & Accounts.
** The Group Chairman serves as the Chairman of the Nomination & Corporate Governance Committee and receives no additional fee in respect of this position.

Laura Cha received fees of HK$1,026,264 for her roles in 2019 as an independent non-executive Director, Deputy Chairman and member of the Nomination Committee of The Hongkong and Shanghai Banking Corporation Limited.  Following her appointment as the Chairman of The Hongkong and Shanghai Banking Corporation Limited on 6 December 2019, she will receive fees as Chairman, an independent non-executive Director and a member of the Nomination Committee of HK$400,000, HK$990,000 and HK$200,000 respectively per annum. These fees were authorised by the shareholder and the Board of The Hongkong and Shanghai Banking Corporation Limited.

Irene Lee, as an independent non-executive Director, the Chairman of the Remuneration Committee, a member of the Audit Committee and a member of the Risk Committee of The Hongkong and Shanghai Banking Corporation Limited, receives fees of HK$990,000, HK$450,000, HK$340,000 and HK$340,000 respectively per annum. In addition, as a non-executive Director, Chairman of the Risk Committee and member of the Audit Committee of Hang Seng Bank Limited, she receives fees of HK$500,000, HK$290,000 and HK$180,000 respectively per annum. These fees were authorised by shareholders and the Boards of The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited.

Heidi Miller receives a fee of US$550,000 per annum as non-executive Chairman of HSBC North America Holdings Inc. This fee was approved by the shareholder and authorised by the Board of HSBC North America Holdings Inc.

Non-executive Directors also receive a travel allowance of £4,000 per annum towards the additional time commitment required for travel.

Non-executive Directors' terms of appointment
Non-executive Directors do not have service agreements, but are bound by letters of appointment issued for and on behalf of  HSBC Holdings plc. Subject to their re-election by shareholders, the terms of appointment of the non-executive Directors standing for re-election will expire as follows; Laura Cha, David Nish and Jackson Tai - 2020; Heidi Miller and Mark Tucker - 2021; Henri de Castries, Irene Lee, Pauline van der Meer Mohr and José Antonio Meade Kuribreña - 2022.

Executive Directors' service contracts and remuneration
The executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

Noel Quinn                                                    5 August 2019
Ewen Stevenson                                            1 December 2018

Under the terms of their employment Noel Quinn and Ewen Stevenson each receive fixed pay consisting of base salary, cash in lieu of pension and fixed pay allowance and are eligible to receive discretionary variable pay awards. The base salaries paid to Noel Quinn and Ewen Stevenson are £1,240,000 and £723,000 per annum respectively. From 1 March 2020, their base salary will increase by 2.5 per cent in line with base salary increase for Group employees to £1,271,000 and £741,000 per annum respectively. Noel Quinn and Ewen Stevenson receive cash in lieu of pension allowance at 10 per cent of base salary. Fixed pay allowances delivered in shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. Shares will be released annually on a pro rata basis over five years starting from the March immediately following the end of the financial year in respect of which the shares are granted. The fixed pay allowances paid to Noel Quinn and Ewen Stevenson are £1,700,000 and £950,000 per annum respectively.

Further details of the Directors' emoluments are set out in the Directors' Remuneration Report contained in the Annual Report & Accounts on pages 184 to 210.

The Directors at the date of this document are: Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, David Nish†, Noel Quinn, Ewen Stevenson, Jackson Tai†, Mark Tucker*, and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

Biographical details
Brief biographical details of each of the Directors standing for election and re-election are set out below.

Noel Paul Quinn, 58
Group Chief Executive
Appointed to the Board: August 2019

Skills and experience: Noel has more than 30 years of banking and financial services experience, both in the UK and Asia, with over 27 years at HSBC.

Career: Noel has held various management roles across HSBC since joining in 1992. He was most recently Chief Executive Officer of Global Commercial Banking, having been appointed to the role in December 2015 and as a Group Managing Director in September 2016. Noel joined Forward Trust Group, a subsidiary of Midland Bank, in 1987 and joined HSBC in 1992 when the Group acquired Midland Bank.

External appointments: None

Laura May Lung Cha (neé Shih)†, GBM, 70
Appointed to the Board: March 2011

Member of the Nomination & Corporate Governance Committee.

Skills and experience: Laura has extensive regulatory and policymaking experience in the finance and securities sector in Hong Kong and mainland China.

Career: Laura was formerly Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission, becoming the first person outside mainland China to join the Central Government of the People's Republic of China at Vice-Ministerial level. The Hong Kong Government awarded her Gold and Silver Bauhinia Stars for public service.

She has previously served as non-executive Director of China Telecom Corporation Limited, Bank of Communications Co., Ltd, and Tata Consultancy Services Limited.

External appointments: Chair of Hong Kong Exchanges and Clearing Limited, non-executive Chair of The Hongkong and Shanghai Banking Corporation Limited, non-executive Director of The London Metal Exchange and non-executive Director of Unilever PLC and Unilever N.V.

Henri René Marie Augustin de la Croix de Castries†, 65
Appointed to the Board: March 2016

Member of the Group Remuneration Committee and the Nomination & Corporate Governance Committee.

Skills and experience: Henri has more than 25 years of international experience in the financial services industry, working in global insurance and asset management.

Career: Henri joined AXA S.A. in 1989 and held a number of senior roles, including Chief Executive Officer from 2000. In 2010, he was appointed Chairman and Chief Executive, before stepping down in 2016.

He has previously worked for the French Finance Ministry Inspection Office and the French Treasury Department.

External appointments: Special Adviser to General Atlantic, Chairman of Institut Montaigne, Vice Chairman of Nestlé S.A., non-executive Director of the French National Foundation for Political Science and member of the Global Advisory Council at LeapFrog Investments.

Irene Lee†, 66

Appointed to the Board: July 2015

Member of the Group Remuneration Committee and the Nomination & Corporate Governance Committee.

Skills and experience: Irene has more than 40 years of experience in the finance industry, having held senior investment banking and fund management roles in the UK, the US and Australia.

Career: Irene held senior positions at Citibank, the Commonwealth Bank of Australia and SealCorp Holdings Limited. Other past appointments include being a member of the Advisory Council for J.P. Morgan Australia, a member of the Australian Government Takeovers Panel and a non-executive Director of Cathay Pacific Airways Limited.

External appointments: Executive Chair of Hysan Development Company Limited, non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, non-executive Director of Hang Seng Bank Limited and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority.

Dr José Antonio Meade Kuribreña†, 51
Appointed to the Board: March 2019

Member of the Group Risk Committee and the Nomination & Corporate Governance Committee.

Skills and experience: José has extensive experience across a number of industries, including in public administration, banking, financial policy and foreign affairs.

Career: Between 2011 and 2017, José held Cabinet-level positions in the federal government of Mexico, including as Secretary of Finance and Public Credit, Secretary of Social Development, Secretary of Foreign Affairs and Secretary of Energy. Prior to his appointment to the Cabinet, he served as Undersecretary and as Chief of Staff in the Ministry of Finance and Public Credit.

José is also a former Director General of Banking and Savings at the Ministry of Finance and Public Credit and served as Chief Executive Officer of the National Bank for Rural Credit.

External appointments: Commissioner and Board Member of the Global Commission on Adaptation and non-executive Director of Alfa S.A.B. de C.V.

Heidi Miller (neé Goldberg)†, 66
Appointed to the Board: September 2014

Member of the Group Risk Committee and the Nomination & Corporate Governance Committee.

Skills and experience: Heidi has more than 30 years of senior management experience in international banking and finance.

Career: Heidi was President of International at J.P. Morgan Chase & Co. between 2010 and 2012 where she led the bank's global expansion and international business strategy across the investment bank, asset management, and treasury and securities services divisions.

Previously, she ran the treasury and securities services division for six years. Other past roles included Chief Financial Officer of Bank One Corporation and Senior Executive Vice President of Priceline.com Inc. She is currently Chair of HSBC North America Holdings Inc.

She has previously served in non-executive Director roles for General Mills Inc., Merck & Co Inc. and Progressive Corp. She was also a trustee of the International Financial Reporting Standards Foundation.

External appointments: Non-executive Director of Fiserv Inc.

David Thomas Nish†, 59
Appointed to the Board: May 2016
Senior Independent Director since February 2020

Chairman of the Group Audit Committee and member of the Group Risk Committee, Group Remuneration Committee and the Nomination & Corporate Governance Committee.

Skills and experience: David has substantial international experience in financial services, corporate governance, financial accounting and operational transformation.

Career: David served as Group Chief Executive Officer of Standard Life plc between 2010 and 2015, having joined the company in 2006 as Group Finance Director. He is also a former Group Finance Director of Scottish Power plc and was a partner at Price Waterhouse.

David has also previously served as a non-executive Director of HDFC Life (India), Northern Foods plc, London Stock Exchange Group plc, the UK Green Investment Bank plc and Zurich Insurance Group.

External appointments: Non-executive Director of Vodafone Group plc.

Ewen James Stevenson, 53
Group Chief Financial Officer
Appointed to the Board: January 2019

Skills and experience: Ewen has over 25 years of experience in the banking industry, both as an adviser to major banks and as an executive of a large financial institution.

Career: Ewen was Chief Financial Officer of Royal Bank of Scotland Group plc from 2014 to 2018. Prior to this, Ewen spent 25 years with Credit Suisse, where his last role was co-Head of the EMEA Investment Banking Division and co-Head of the Global Financial Institutions Group.

External appointments: None

Jackson Peter Tai†, 69
Appointed to the Board: September 2016

Chairman of the Group Risk Committee and member of the Group Audit Committee and the Nomination & Corporate Governance Committee.

Skills and experience: Jackson has significant experience as a non-executive Director, having held senior operating and governance roles across Asia, North America and Europe.

Career: Jackson was Vice Chairman and Chief Executive Officer of DBS Group and DBS Bank Ltd. between 2002 and 2007, having served as Chief Financial Officer and then as President and Chief Operating Officer. He was previously an investment banker at J.P. Morgan & Co. Incorporated, where he worked for 25 years.

Other former appointments include non-executive Director of Canada Pension Plan Investment Board, Royal Philips N.V., Bank of China Limited, Singapore Airlines, NYSE Euronext, ING Groep N.V., CapitaLand Ltd, SingTel Ltd. and Jones Lang LaSalle Inc. He also served as Vice Chairman of Islamic Bank of Asia.

External appointments: Non-executive Director of Eli Lilly and Company and non-executive Director of Mastercard Incorporated.

Mark Edward Tucker*, 62
Group Chairman

Appointed to the Board: September 2017
Group Chairman since October 2017

Chairman of the Nomination & Corporate Governance Committee.

Skills and experience: With over 30 years of experience in financial services in Asia and the UK, Mark has a deep understanding of the industry and the markets in which we operate.

Career: Mark was previously Group Chief Executive and President of AIA Group Limited ("AIA"). Prior to joining AIA, he held various senior management roles with Prudential plc, including as Group Chief Executive for four years. He served on Prudential's Board for 10 years.

Mark previously served as non-executive Director of the Court of The Bank of England, as an independent non-executive Director of Goldman Sachs Group and as Group Finance Director of HBOS plc.

External appointments: Chair of TheCityUK and non-executive Chairman of Discovery Limited.

Pauline Françoise Marie de Beaufort - van der Meer Mohr†, 60
Appointed to the Board: September 2015

Chair of the Group Remuneration Committee and member of the Group Risk Committee, Group Audit Committee and the Nomination & Corporate Governance Committee.

Skills and experience: Pauline has extensive legal and human resources experience across a number of different sectors.

Career: Pauline served on the Supervisory Board of ASML Holding N.V. between 2009 and 2018. She was formerly President of Erasmus University Rotterdam, a member of the Dutch Banking Code Monitoring Committee and a Senior Vice President and Head of Group Human Resources Director at TNT N.V. She also held various executive roles at the Royal Dutch Shell Group.

External appointments: Chair of the Dutch Corporate Governance Code Monitoring Committee, Chair of the Supervisory Board of EY Netherlands, Deputy Chair of the Supervisory Board of Royal DSM N.V., non-executive Director of Mylan N.V., member of the Selection and Nomination Committee of the Supreme Court of the Netherlands and member of the Capital Markets Committee of the Dutch Authority for Financial Markets.

* Non-executive Group Chairman

† Independent non-executive Director

Save as disclosed above and in Appendix 8 there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

4 and 5.  Re-appointment of Auditor and remuneration of Auditor
The current appointment of PricewaterhouseCoopers LLP ("PwC") as Auditor of the Company terminates at the conclusion of this year's AGM. PwC has expressed its willingness to continue in office. The Group Audit Committee and the Board have recommended that PwC be re-appointed until the conclusion of the 2021 Annual General Meeting and that the Group Audit Committee be authorised to determine its remuneration.

An analysis of the remuneration paid in respect of audit and non-audit services provided by our Auditor and their affiliates for each of the past three years is disclosed on page 259 in the Annual Report & Accounts.

6.  Political Donations
The UK Companies Act 2006 (the "Act") requires companies to obtain shareholder authority for donations to registered political parties and other political organisations, totalling more than £5,000 in any 12 month period and for any political expenditure, subject to limited exceptions.

In accordance with Group policy, HSBC does not make any political donations or incur political expenditure within the ordinary meaning of those words. We have no intention of altering this policy. However, the definitions of political donations, political parties, political organisations and political expenditure used in the Act are very wide. As a result, they may cover routine activities that form part of the normal business activities of the Group and are an accepted part of engaging with stakeholders to ensure that issues and concerns which affect the Group's operations are considered and addressed, but which would not be considered as political donations or political expenditure in the ordinary sense of those words. Activities including contributions to or support for bodies such as those concerned with policy review and law reform or with the representation of the business community or sections of it may be deemed to be political donations or expenditure as defined by the Act. The activities referred to above are not designed to influence public support for any political party or political outcome. The authority is being sought on a precautionary basis only to ensure that neither the Company nor any of its subsidiaries inadvertently breaches the Act. Resolution 6 proposes an aggregate overall cap of £200,000 per annum for all such political donations and expenditure.

If Resolution 6 is passed, this authority will be effective until the conclusion of the 2021 Annual General Meeting or the close of business on 30 June 2021, whichever is the earlier.

7.  Authority to allot shares
This year, the Directors are again seeking authority under section 551 of the Act to allot shares up to an aggregate total nominal amount of two-thirds of the Company's issued ordinary share capital subject to the restrictions set out below. The authority given to the Directors at the 2019 Annual General Meeting will expire at the conclusion of the 2020 AGM. Resolution 7 will give the Directors authority to allot new ordinary shares (or rights to ordinary shares) of up to an aggregate nominal amount of US$6,777,313,276, representing two-thirds of the Company's issued ordinary share capital. However, that authority is limited as follows:

(a)       under paragraph (a) of Resolution 7, up to an aggregate nominal amount of US$2,033,193,983, representing approximately 20 per cent of the Company's issued ordinary share capital, may be used for general allotments;

(b)      under paragraph (b) of Resolution 7, the Directors would have authority to make allotments which exceed the 20 per cent authority in paragraph (a) of Resolution 7 in connection with a pre-emptive offering such as a rights issue, open offer or a scrip dividend up to an aggregate nominal amount, when combined with allotments made under paragraph (a), of US$3,388,656,638. This represents approximately one-third of the issued ordinary share capital of the Company; and

(c)      under paragraph (c) of Resolution 7, the Directors would have authority to allot up to an aggregate nominal amount of US$6,777,313,276 in connection with a rights issue only. This represents approximately two-thirds of the Company's issued ordinary share capital. Any allotments or grants under paragraphs (a) or (b) of Resolution 7 will reduce the level of this two-thirds authority.

In Resolution 7 paragraph (d), the Board is again seeking authority to issue sterling, US dollar and euro preference shares without having first to obtain the consent of shareholders at a general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital. If approved by shareholders, this authority will give Directors the flexibility to raise regulatory capital should circumstances so require. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights other than in exceptional circumstances, but would rank in priority to the Company's ordinary shares with respect to participation in any return of capital.

Other than pursuant to the Company's scrip dividend plan and employee share plans, the Board has no present intention of issuing any further shares pursuant to the authority in Resolution 7.

If granted, this authority will be effective until the conclusion of the 2021 Annual General Meeting or the close of business on 30 June 2021, whichever is the earlier.

As at 26 February 2020, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.57 per cent of the issued ordinary share capital (including treasury shares) and 1.60 per cent of the issued ordinary share capital (excluding treasury shares).

8 and 9.  Disapplication of pre-emption rights
Resolutions 8 and 9 are to approve the disapplication of statutory pre-emption rights under the Act in respect of certain allotments of shares made under the authorities in Resolution 7, in line with the guidelines on share capital management issued by the UK's Investment Association (the "IA Guidelines") and the Pre-Emption Group's Statement of Principles on Disapplying Pre-Emption Rights. If the Directors wish to exercise the authority under Resolution 7 and offer shares (or sell any shares which the Company may purchase or elect to hold as treasury shares) for cash, the Act requires that unless shareholders have given specific authority for the disapplication of their statutory pre-emption rights, the new shares must be offered first to existing shareholders in proportion to their existing shareholdings. Resolutions 8 and 9 seek to give the Directors' flexibility, in certain circumstances, to allot new shares (or to grant rights over shares) for cash or to sell treasury shares for cash without first offering them to existing shareholders in proportion to their holdings.

Resolution 8 seeks to give the Directors additional flexibility in the context of pre-emptive offerings such as a rights issue, open offer, or scrip dividend, to deal with legal or practical difficulties in countries outside the UK which prevent the offer being made on a purely pro rata basis. It also seeks a disapplication of pre-emption rights in respect of allotments or sales of treasury shares for cash up to an aggregate nominal amount of US$508,298,496, representing a further five per cent of the Company's issued ordinary share capital. This is designed to reflect the guidelines contained in the Pre-Emption Group's Statement of Principles on Disapplying Pre-Emption Rights, which impose a five per cent limit for non-pre-emptive allotments for cash, excluding certain allotments such as those under employee share plans.

Resolution 9 is proposed as a separate resolution, in accordance with a recommendation of the Pre-Emption Group and the IA Guidelines, to authorise the Directors to allot an additional quantity of shares (or sell treasury shares) for cash otherwise than to existing shareholders pro rata to their holdings up to an aggregate nominal amount of US$508,298,496, representing a further five per cent of the Company's issued share capital. The additional authority in Resolution 9 may be used only in connection with the financing (or refinancing) of an acquisition or specified capital investment. In accordance with the Pre-Emption Group's Statement of Principles, the Directors confirm that they intend to use the authority sought in Resolution 9 only in connection with such an acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six month period and is disclosed in the announcement of the issue, and will provide shareholders with information regarding the transaction if the authority is used. Other than pursuant to the Company's scrip dividend plan and except for allotments under employee share plans, the Board has no present intention of issuing any further ordinary shares pursuant to the new general authorities in Resolutions 8 and 9. No issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders at a general meeting.

If granted, the authorities sought in Resolutions 8 and 9 will be effective until the conclusion of the 2021 Annual General Meeting or the close of business on 30 June 2021, whichever is the earlier.

In addition, the Company is seeking authority under Resolution 12 to allot shares or rights to subscribe for shares in connection with the issue of Contingent Convertible Securities ("CCSs"), and to disapply statutory pre-emption rights in respect of such allotment, in each case up to an amount equivalent to approximately 20 per cent of the Company's issued ordinary share capital. Assuming Resolutions 12 and 13 are passed, the authority sought under Resolutions 7, 8 and 9 would not be utilised for the purpose of the issuance of CCSs.

The Company also confirms that it does not intend to issue more than 7.5 per cent of its issued ordinary share capital (excluding treasury shares) in any rolling three-year period, without prior consultation with shareholders, save as permitted in connection with an acquisition or specified capital investment as described above. However, if passed, Resolutions 12 and 13 would permit this level to be exceeded in connection with the issue of CCSs or the conversion or exchange of CCSs.

Unless otherwise stated, references in these Explanatory Notes to the issued ordinary share capital, and to percentages or fractions of the issued ordinary share capital, are to the issued ordinary share capital of the Company (calculated exclusive of treasury shares) as at 26 February 2020, being the latest practicable date prior to printing this document.

10.  Addition of any repurchased shares to general authority to allot shares
Resolution 10 seeks to extend the Directors' authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (a) of Resolution 7 to include the shares repurchased by the Company under the authority sought by Resolution 11. This is permitted by the Hong Kong Listing Rules.

11.  Purchase of ordinary shares by the Company
The purpose of the authority to be conferred by this item is to enable the Company to make market purchases of its own shares.

The Directors consider that it is appropriate to seek authority for the Company to make market purchases of up to 10 per cent of its own ordinary shares and the maximum and minimum prices at which they may be bought, exclusive of expenses, are specified in the resolution. As announced by the Company on 18 February 2020, the Company plans to suspend share buy-backs for 2020 and 2021 given the level of restructuring expected to be undertaken over the next two years. Therefore, the Directors have no present intention to exercise the authority sought by this resolution. It remains the Directors' policy to maintain a robust capital base, a policy which has consistently been one of the Group's strengths. As the Group executes its strategy, the appropriate level of capital to be held will be continually reviewed. Having this authority will give Directors the flexibility, if they consider it in the interests of the Company and shareholders, to purchase ordinary shares in the market in appropriate circumstances, for example, in the event that the Company is unable to deploy the retained capital to create incremental value for shareholders or to neutralise the dilutive impact of scrip dividends, subject to regulatory approval. The Company may decide to retain any shares it purchases as treasury shares with a view to possible re-issue at a later date, transfer in connection with an employee scheme, or it may cancel the shares.

Shareholders should note that under section 693 of the Act, the Company is only permitted to make market purchases of its ordinary shares on a recognised investment exchange. Of the venues where the Company's ordinary shares are listed, only the London Stock Exchange is currently designated as a recognised investment exchange.

The Act permits the Company to elect to hold in treasury any ordinary shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Listing Rules applicable to the Company. Details of the modifications are available at www.hsbc.com and the Hong Kong Stock Exchange's HKEX news website at www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

The Company exercised its authority to make market purchases of its own shares pursuant to the authority granted at last year's Annual General Meeting. Pursuant to the buy-back implemented on 6 August 2019 and completed on 26 September 2019, (the "2019 Buy-back"), the Company repurchased 135,776,994 of its ordinary shares, all of which were cancelled.

Further details regarding the proposed authority to be given to the Company to purchase its own shares, the waiver granted by the Hong Kong Stock Exchange, the 2019 Buy-back (including shares purchased and prices paid on a monthly basis up to the latest practicable date prior to printing this document) are set out in Appendix 2.

The total number of options to subscribe for ordinary shares outstanding on 26 February 2020, being the latest practicable date prior to printing of this document, was 63,342,063 which represented 0.31 per cent of the issued ordinary share capital (excluding treasury shares) as at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding on 26 February 2020 would represent 0.35 per cent of the issued ordinary share capital (excluding treasury shares) as at 26 February 2020.

12 and 13.  Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities ("CCSs") and limited disapplication of pre-emption rights
The effect of Resolution 12 is to give the Directors the authority to allot shares and grant rights to subscribe for, or to convert, any security into ordinary shares in the Company up to an aggregate nominal amount of US$2,033,193,983 equivalent to approximately 20 per cent of the ordinary shares in issue on 26 February 2020, being the latest practicable date prior to printing this document. This authority relates to the issue of CCSs.

CCSs are debt securities which benefit from a specific regulatory capital treatment under European Union legislation. They are treated as Additional Tier 1 Capital and, as a banking group, HSBC is able to hold a certain amount of its Tier 1 Capital in the form of Additional Tier 1 Capital. The CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs (which currently is the HSBC Group's Common Equity Tier 1 Capital ratio falling below 7 per cent). Issuing CCSs gives the Company greater flexibility to manage its capital in the most efficient and economic way for the benefit of the shareholders. Please see Appendix 1 for more information on CCSs.

This authority is in addition to the authority proposed in Resolutions 7, 8 and 9, which contain the general authority sought on an annual basis in line with the IA Guidelines and the Hong Kong Listing Rules. If Resolutions 12 and 13 are passed, the Company will only issue CCSs pursuant to the authority granted under these resolutions and not under the authority granted under Resolutions 7, 8 and 9. Although the authority in Resolutions 12 and 13 is not contemplated by the IA Guidelines, it has previously been discussed with the Investment Association.

The effect of Resolution 13 is to give the Directors' authority to allot CCSs, or shares issued upon conversion or exchange of CCSs, without the need to first offer them to existing shareholders. If passed, Resolution 13 will authorise the Directors to allot shares and grant rights to subscribe for or to convert any security into shares in the Company (or to sell treasury shares held by the Company following any purchase of its own shares) on a non-pre-emptive basis up to an aggregate nominal amount of US$2,033,193,983, representing approximately 20 per cent of the ordinary shares in issue on 26 February 2020 such authority to be exercised in connection with the issue of CCSs. As at 26 February 2020, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.57 per cent of the issued ordinary share capital (including treasury shares) and 1.60 per cent of the issued ordinary share capital (excluding treasury shares).

The authorities in Resolutions 12 and 13 will be utilised as considered desirable to comply with or maintain compliance with the regulatory capital requirements arising in connection with the relevant European Union legislation and the prudential regulatory requirements imposed by the Prudential Regulation Authority ("PRA") and only for those purposes. The Company will not utilise the authority in Resolutions 12 and 13 to issue new securities for any other purposes. However, pursuant to the authority under Resolutions 12 and 13, the Company may issue additional securities in order to manage the redemption of outstanding CCSs.

The approvals would be effective until the Company's 2021 Annual General Meeting or the close of business on 30 June 2021, whichever is the earlier. The Directors expect to seek similar authorities on an annual basis.

14. HSBC Share Plan 2011
The HSBC Share Plan 2011 ("2011 Plan") is an umbrella plan, which is a discretionary long-term employee share incentive arrangement. The 2011 Plan was previously approved by shareholders on 27 May 2011 on terms which permit the Company to grant awards under it in the ten-year period ending 27 May 2021. We have made minor changes to the 2011 Plan since it was last presented to shareholders in 2011 to keep the plan in line with changing legislation, investor expectations and to ease administration. These changes did not require shareholder approval.

It is not currently intended to grant share options under the 2011 Plan, but in the event that share options are granted the Hong Kong Listing Rules require a numerical limit to be set on the number of new shares which may be issued or existing shares which may be transferred out of treasury to satisfy the exercise of those share options (other than nil-cost share options).

This limit is currently set at 10 per cent of the shares in issue as at the date of approval of the 2011 Plan, and may be refreshed with the approval of shareholders in a general meeting.

Accordingly, if this resolution is passed, the maximum number of shares which may be issued and/or transferred out of treasury upon exercise of all the share options (other than nil-cost share options) which are granted under the 2011 Plan or any other employee share plan of the Company or a subsidiary, including the plans referred to in this Notice (excluding any share options previously granted, outstanding, cancelled, lapsed or exercised in accordance with the 2011 Plan or any other employee share plan of the Company or a subsidiary) shall not exceed 10 per cent of the shares in issue (excluding shares in treasury) as at the date of the passing of this resolution.

Although it is not due for renewal by shareholders until 27 May 2021, the plan is being put to shareholders in order to ensure that the subsequent date for its renewal by shareholders will be aligned with those of the Company's other share plans being put for shareholder approval at this AGM. In addition to refreshing the limit of the 2011 Plan, the effect of this resolution is to extend the 2011 Plan to 24 April 2030.

No other changes to the 2011 Plan are being proposed at this AGM.

15. UK Sharesave
HSBC has operated all-employee share plans for many years. In the UK the principal plan is the HSBC Holdings Savings-Related Share Option Plan (UK) ("UK Sharesave"). Around 28,000 employees participate in UK Sharesave.

The UK Sharesave was previously approved by shareholders on 24 April 2015 on terms which permit the Company to grant awards under it in the ten-year period ending 23 May 2025. We have made minor changes to the UK Sharesave since it was last presented to shareholders in 2015 to keep the plan in line with the changing legislation, investor expectations and to ease administration. These changes did not require shareholder approval.

The Hong Kong Listing Rules require a numerical limit to be set on the number of new shares which may be issued or existing shares which may be transferred out of treasury to satisfy the exercise of share options granted under the UK Sharesave.

This limit is currently set at 10 per cent of the shares in issue as at the date of approval of the UK Sharesave (as adjusted to account for the rights issue approved by the Company in general meeting on 19 March 2009), and may be refreshed with the approval of shareholders in a general meeting.

Accordingly, if this resolution is passed, the maximum number of shares which may be issued and/or transferred out of treasury upon exercise of all the share options which are granted under the UK Sharesave or any other employee share plan of the Company or a subsidiary, including the plans referred to in this Notice (excluding any share options previously granted, outstanding, cancelled, lapsed or exercised in accordance with the UK Sharesave or any other employee share plan of the Company or a subsidiary) shall not exceed 10 per cent of the shares in issue (excluding shares in treasury) as at the date of the passing of this resolution.

Although it is not due for renewal by shareholders until 23 May 2025, the plan is being put to shareholders in order to ensure that the subsequent date for its renewal by shareholders will be aligned with those of the Company's other share plans being put for shareholder approval at this AGM. In addition to refreshing the limit of the UK Sharesave, the effect of this resolution is to extend the UK Sharesave to 24 April 2030.

No other changes to UK Sharesave are being proposed at this AGM.

16. UK SIP and ShareMatch
HSBC has operated all-employee share plans for many years. HSBC's all-employee share plans have been very popular and have enhanced our employees' alignment with the HSBC Group. The HSBC Holdings UK Share Incentive Plan ("UK SIP") is a UK tax-qualified plan, which around 7,000 UK employees currently participate in. The HSBC International Employee Share Purchase Plan ("ShareMatch") is a similar plan established for non-UK resident employees, which around 30,000 employees currently participate in globally.

The UK SIP was last approved by shareholders on 28 May 2010 on terms which permit the Company to grant awards under it in the ten-year period ending 28 May 2020. We have made minor changes to the UK SIP since it was last presented to shareholders in 2010 to keep the plan in line with the changing legislation and to maximise our employees' opportunity to participate. These changes did not require shareholder approval. ShareMatch was established on 1 August 2013 under authority granted to Directors at the 2010 Annual General Meeting to establish a similar plan to the UK SIP for non-UK resident employees.

The UK SIP and ShareMatch are now being put to shareholders to approve the extension of the plans to 24 April 2030.

No other changes to the UK SIP or ShareMatch are being proposed at this AGM.

17. Notice period for meetings
The UK Companies Act 2006 provides that the minimum notice period for general meetings of the Company is 21 days unless shareholders approve a shorter notice period. The passing of this resolution would enable the Company to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice. This shorter notice period of between 14 and 20 days would not be used as a matter of routine, but only when the Directors determine that calling a meeting on less than 21 days' notice is merited by the business of the meeting and consider it to be to the advantage of shareholders as a whole. The approval would be effective until the Company's 2021 Annual General Meeting or the close of business on 30 June 2021, whichever is the earlier, when it is intended that a similar resolution will be proposed.

18. Shareholder requisitioned resolution
Resolution 18 is a special resolution that has not been proposed by your Board but has been requisitioned by a group of shareholders. Resolution 18 has been supplied to HSBC by a representative of the shareholder group proposing Resolution 18 and it should be read together with their explanatory statement in support of the proposed resolution set out in Appendix 6. Your Board's response, which sets out why the Directors unanimously recommend that you vote against Resolution 18, is provided at Appendix 7.

Your Board considers that Resolution 18 is not in the best interests of the Company and its shareholders as a whole and unanimously recommends that you vote against Resolution 18.

Information about the 2020 Annual General Meeting

Venue
The AGM will be held at the Queen Elizabeth Hall, Southbank Centre, Belvedere Road, London, SE1 8XX and can easily be reached by public transport.  A location map is below.

Refreshments will be available prior to the AGM. Take-away lunch bags will be provided in the catering area at the conclusion of the AGM.

Access
The Queen Elizabeth Hall is accessible by wheelchair. The auditorium is fitted with an induction loop.

To help us ensure that the AGM is fully accessible to all shareholders, please contact Nicky Hopkins, Assistant Group Company Secretary (telephone: +44 (0) 20 7991 8560, email: nicky.hopkins@hsbc.com) if you have any particular access requirements or other needs.

Security
Security checks will be carried out on entry to the AGM. Shareholders are reminded that cameras and recording equipment will not be allowed and all mobile telephones must be switched off or set to silent. Shareholders are encouraged to leave coats and bags in the cloakroom provided.

To ensure optimum security within the auditorium, please note that you will be provided with a wristband once you have been through the security checks at the venue. You must show your wristband to gain entry to the AGM.

Attendance and voting
Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") or either the Hong Kong or Bermuda Overseas Branch Registers of the Company (the "Branch Registers"), as appropriate, after 12.01am (London time) on Thursday, 23 April 2020 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the AGM or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register or the Branch Registers at 12.01am (London time) on Thursday, 23 April 2020 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be entitled to attend and vote at the AGM or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

Voting
Voting at the AGM will be conducted by way of a poll. This means that each shareholder present or represented will be able to exercise one vote for each share held. In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Branch Registers of the Company, as appropriate.

Voting results will be published on our website following the conclusion of the AGM.

Appointing a proxy
You may appoint the chairman of the AGM or a person of your choice to be your proxy to attend, speak and vote on your behalf. A proxy need not be a member of the Company. You may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you require additional forms of proxy, you may photocopy the original form of proxy enclosed or ask our registrar to send you additional forms (see "How to submit your form of proxy" below for the registrar's address).

A form of proxy is enclosed with this document or may be accessed at www.hsbc.com/proxy.

Whether or not you propose to attend the AGM, you are requested to complete and submit a form of proxy in accordance with the instructions shown on it. The completion and submission of a form of proxy will not preclude you from attending and voting in person at the AGM.

How to submit your form of proxy
The form of proxy must be received by 11.00am (London time) on Wednesday, 22 April 2020, or not less than 48 hours before the time of the holding of any adjourned meeting.

You may submit your form of proxy electronically at www.hsbc.com/proxy by entering your Shareholder Reference Number and the Personal Identification Number which is either printed on your form of proxy or which has been sent to you by email if you have registered an email address to receive electronic communications.

Alternatively, you may send your completed form of proxy to:

●      Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United Kingdom;

●      Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or

●      Investor Relations Team, HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system (see section on "CREST" set out below).

In order to be valid, the completed form of proxy (together with any power of attorney or other authority under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board) must be deposited by 11.00am (London time) on Wednesday, 22 April 2020, or not less than 48 hours before the time of the holding of any adjourned meeting, at the offices of the Company's registrar (see above for the registrar's address). Any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

Asking questions at the AGM
You have the right to ask questions in relation to the business of the AGM but no answer need be given if (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the AGM that the question be answered.

If you have any questions relating to the business of the AGM that you would like to be addressed, please send an email to shareholderquestions@hsbc.com including your Shareholder Reference Number and we will endeavour to address the issues raised.

Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of a relevant executive or the registrar, as appropriate. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the AGM.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM.

Webcast
The AGM will be webcast live at www.hsbc.com/agmwebcast and a recording will be available for viewing until Sunday, 24 May 2020.

CREST
CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the AGM or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 11.00am (London time) on Wednesday, 22 April 2020, or not less than 48 hours before the time of the holding of any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members, and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his/her CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

●      information in the instruction is incorrect;

●      the person expressed to have sent the instruction did not in fact send it; or

●      the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

Nominated persons
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person who has been nominated to receive communications from the Company in accordance with section 146 of the Act ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the AGM.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Company's registrar. The only exception is where the Company, in exercising one of its powers under the Act, writes to nominated persons directly for a response.

Corporate representatives
Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares. Any such representative should bring to the meeting written evidence of his appointment, such as a certified copy of a board resolution of, or a letter from, the corporation concerned confirming the appointment.

Members' power to require website publication of audit concerns
Under section 527 of the Act, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to (i) the audit of the Company's accounts (including the Auditor's report and the conduct of the audit) that are to be laid before the AGM, or (ii) any circumstance connected with an Auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company's Auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on its website.

If you have general queries about your shareholding, please contact the relevant registrar at the address shown on page 28.

General information

Company's registrar
For general enquiries, requests for copies of corporate communications, or a Chinese translation of this Notice and any future documents, please contact:

●      Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus);

●      Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); or

●      Investor Relations Team, HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda (email: hbbm.shareholder.services@hsbc.bm).

Holders of American Depositary Shares may obtain copies of this document by calling +1 800 555 2470 or by writing to Proxy Services Corporation (BNY Mellon ADR Team), 2180 5th Avenue - Suite #4, Ronkonkoma, NY 11779, USA.

Information available on the website
A copy of this Notice, and other information required by section 311A of the Act, can be found on the Company's website (www.hsbc.com/agm).

Receiving corporate communications
Shareholders may at any time choose to receive corporate communications in printed form or to receive email notification of their availability on HSBC's website. To receive future notifications of the availability of corporate communications on HSBC's website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms.

If you received a notification of the availability of this document on HSBC's website and for any reason have difficulty in receiving or gaining access to the document, or you would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your Shareholder Reference Number) to the registrars at the relevant address set out above. Printed copies will be provided without charge.

Further copies of this document and future documents may also be obtained by contacting the registrar. You may amend your election to receive corporate communications in English or Chinese by contacting the registrar at the relevant address set out above.

Documents available for inspection
Copies of the terms of appointment for the non-executive Directors and Group Chairman, a copy of the amended rules of the various employee share plans pursuant to Resolutions 14 to 16 and the service contracts of the executive Directors are available for inspection through the Group Company Secretary and Chief Governance Officer at the Company's registered office at 8 Canada Square, London E14 5HQ, United Kingdom and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the AGM and at the place and on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM.

A copy of the amended rules pursuant to Resolutions 14 to 16, signed by the Chairman of the AGM, are available for inspection at the place and on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM.

Information set out in this Notice
Shareholders are advised that any telephone number, website or email address set out in this Notice, the form of proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the AGM) unless otherwise stated.

This document, for which the Directors of HSBC Holdings plc collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to HSBC Holdings plc. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Directors' interests in the ordinary shares and debentures of HSBC
Details of the interests of Directors who are standing for election or re-election in the ordinary shares and debentures of HSBC are set out in Appendix 8.

Appendix 1

Questions and Answers on Contingent Convertible Securities ("CCSs")

What are CCSs?
CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union legislation. CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs. The terms of HSBC's existing CCSs have received regulatory approval from the Prudential Regulation Authority ("PRA").

As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that, 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 capital. In addition, HSBC is required to satisfy an additional capital requirement defined by the PRA by maintaining an additional 0.6 per cent of risk weighted assets in the form of Additional Tier 1 capital.

In order to qualify as Additional Tier 1 capital, a security must contain certain features designed to increase the resilience of the issuing bank should the bank's financial condition deteriorate materially. The CCSs would qualify as Additional Tier 1 capital on the basis that, on the occurrence of a defined trigger event, they would be mandatorily converted into or exchanged for ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

What are the trigger events for the CCSs and what will happen if a trigger event occurs?
Should HSBC's Common Equity Tier 1 capital ratio fall below the defined capital trigger (the "Trigger Event"), the CCSs would be converted into or exchanged for new ordinary shares in HSBC on their prescribed terms. The defined capital trigger will be specified in the terms of the CCSs when they are issued. HSBC's existing CCSs contain a Common Equity Tier 1 capital trigger of 7.0 per cent on a Capital Requirements Directive IV ("CRD IV") end point basis which has been approved by the PRA. It is HSBC's current expectation that future CCSs issued by the HSBC Group would contain the same capital trigger subject to approval by the PRA.

What steps can HSBC take to mitigate a potential Trigger Event?
HSBC is required by its regulators to have in place a recovery plan in case its regulatory capital levels come under pressure. Accordingly, if HSBC's capital ratios were to fall materially and in any event in advance of a Trigger Event, HSBC would seek to commence recovery actions in order to restore the HSBC Group's regulatory capital ratios and reduce the likelihood of a Trigger Event occurring. HSBC's recovery plan includes a number of actions it may take, including reducing distributions, reducing risk weighted assets or selling or liquidating assets.

HSBC's CRD IV end point basis Common Equity Tier 1 capital ratio was 14.7 per cent as at 31 December 2019. HSBC remains a strongly capitalised bank, able to support both organic growth and dividend returns to shareholders. HSBC remains well placed to meet expected future capital requirements, and will continue to take actions to remain in that position, taking into account the evolution of the regulatory environment. Given its current capital position and the planned recovery actions it would take if a Trigger Event was deemed likely to arise, HSBC considers the circumstances in which a Trigger Event might occur in practice to be remote.

The CCSs which HSBC has issued to date have included a term which provides that on the occurrence of a Trigger Event, the Directors may elect, at their discretion, to give shareholders the opportunity to purchase ordinary shares issued on conversion or exchange of any CCSs on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at the same price as the holders of the CCSs would have acquired the ordinary shares. Where permitted by law and regulation to do so, the Company will continue to issue future CCSs including terms which provide the Company with the discretion to offer the opportunity to shareholders to purchase ordinary shares issued on conversion or exchange of CCSs.

Will CCSs be redeemable?
There is no general right of redemption for the holders of the CCSs. It is expected that HSBC would have the right to redeem the CCSs after a minimum period of five years and in certain other specified circumstances, but any redemption features would need to be approved by the PRA prior to issue and any redemption would be subject to PRA approval at the time of redemption.

Will all CCSs be in the form of Additional Tier 1 capital?
Yes. The Company has no intention to issue capital securities pursuant to Resolutions 12 and 13 except for securities which constitute Additional Tier 1 capital under applicable banking regulations.

Why is HSBC seeking authority to issue CCSs?
Issuing CCSs gives HSBC greater flexibility to manage its capital in the most efficient and economical way. It is expected that Additional Tier 1 capital will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided the Trigger Event does not occur) non-dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

The authorities in Resolutions 12 and 13 are required because the Directors are only permitted to issue up to 10 per cent of the issued ordinary share capital for cash on a non-pre-emptive basis under the general authorisation in Resolutions 7 and 8. Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed. It is important to have the flexibility to react quickly to market and regulatory demand. Furthermore, in order to obtain PRA approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

At what price will the CCSs be issued and how will the conversion price be fixed?
As the CCSs are debt securities, they will be issued at or close to their face value in a manner typical for debt securities. The terms and conditions for the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price (which could include a variable conversion price determined by reference to the prevailing market price on conversion subject to a minimum "floor" price) which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if a Trigger Event occurred. In respect of any CCSs issued (or shares issued on conversion or exchange of CCSs) under the authorities in Resolutions 12 and 13, the conversion price or (as applicable) the minimum "floor" conversion price will be agreed in advance with the PRA and will be determined immediately prior to the issuance of such CCSs by taking into account the following factors: (i) the lowest trading price of HSBC's ordinary shares over the last 10 years; and (ii) market expectations as to the conversion price, taking into account the conversion price set for our previous Additional Tier 1 instruments (£2.70) and the conversion prices for similar Additional Tier 1 instruments issued by our peers. The conversion price will be subject to typical adjustments for securities of this type.

How have you calculated the size of the authorities you are seeking?
The size of the authorities reflected in Resolutions 12 and 13 have been determined to provide flexibility to enable HSBC to optimise its capital structure in light of the regulatory capital requirements arising from the European Union legislation and PRA requirements. The authorities sought are set at a level to provide full flexibility to the Directors to manage HSBC's capital structure efficiently and are based on the Directors' assessment of the appropriate amount required to enable HSBC to hold the maximum amount of Additional Tier 1 capital taking into account its expected risk weighted asset figures and applying the conversion price referred to above. For this reason, the resolutions give the Directors' authority to set the specific terms of the CCSs after considering market practice and requirements at the time.

Waiver granted by the Hong Kong Stock Exchange
The Hong Kong Stock Exchange has granted the Company a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) the authority under Resolutions 12 and 13 to issue CCSs (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital (the "Mandate"). The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:

(i)     the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or the close of business on 30 June 2021, whichever is the earlier) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or
(ii)    such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

Appendix 2

Purchase of Ordinary Shares by the Company

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 11), which incorporates the Explanatory Statement required to be sent to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a)       It is proposed that the Company be given authority to purchase up to 2,033,193,983 ordinary shares of US$0.50 each (which represent 10 per cent of the ordinary shares in issue on 26 February 2020 being the latest practicable date prior to the printing of this document). Purchases of shares would be at prices not below the nominal value of each ordinary share, US$0.50 or the equivalent in the relevant currency in which the purchase is effected, and at not more than 105 per cent of the average of the middle market quotations for the ordinary shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the ordinary shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is lower.

(b)      The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to purchase ordinary shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of ordinary shares should only be made if they consider that the purchase would operate for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share.

(c)        It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of England and Wales.

(d)      The Directors would not make purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the ordinary shares in issue on 26 February 2020 being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2019).

(e)       None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any close associates (as defined in the Hong Kong Listing Rules) of the Directors, has a present intention, in the event that Resolution 11 is approved by shareholders, to sell any ordinary shares to the Company. No core connected persons (as defined in the Hong Kong Listing Rules) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 11 is approved.

(f)       Under the provisions of the UK Companies Act 2006 (the "Act") the Company is permitted, following any repurchase of ordinary shares, to retain and hold such shares in treasury. While that Act does not impose a limit on the number of shares that a company can hold in treasury, UK investor protection guidelines and market practice in the UK is to limit the extent of any share purchase authority to 10 per cent of issued share capital, exclusive of treasury shares. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "2005 Waiver"). The 2005 Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the UK in relation to the holding of shares in treasury. As part of the 2005 Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's ("HKEX") news website, www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary and Chief Governance Officer, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR. In accordance with the terms of the 2005 Waiver, the Company has confirmed to the HKEX that it will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the 2005 Waiver in connection with any shares which it may hold in treasury.

(g)      The Directors have undertaken to the HKEX that, if they exercise any power of the Company to make purchases pursuant to Resolution 11, they will do so in accordance with the Hong Kong Listing Rules (as modified in accordance with the terms of the 2005 Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h)      The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 11, if approved.

(i)       The Company repurchased for cancellation 135,776,994 ordinary shares on the London Stock Exchange pursuant to the share buy-back, which concluded on 26 September 2019. The table below outlines the number of shares purchased during the buy-back programme in 2019 on a monthly basis.

Month	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		(£)	(£)	(£)	(£)
August 2019	93,613,105	6.3790	5.7830	6.0033	561,986,347
September 2019	42,163,889	6.2810	5.8630	6.0621	255,601,583

(j)       The highest and lowest mid-market prices at which ordinary shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADSs"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve completed months prior to the latest practicable date before printing of this document were as follows:

					New York		NYSE Euronext
	Hong Kong		London		Stock Exchange		Paris		Bermuda
Month	Stock Exchange		Stock Exchange		(ADSs1)		Stock Exchange		Stock Exchange
	Lowest	Highest	Lowest	Highest	Lowest	Highest	Lowest	Highest	Lowest	Highest
	(HK$)	(HK$)	(£)	(£)	(US$)	(US$)	(€)	(€)	(BD$)	(BD$)
February 2019	63.93	67.68	6.13	6.66	40.59	42.81	7.14	7.59	8.08	8.58
March 2019	63.73	65.38	6.13	6.30	40.43	41.54	7.16	7.33	8.08	8.28
April 2019	64.73	67.88	6.36	6.69	41.77	43.58	7.34	7.74	8.28	8.73
May 2019	64.08	69.73	6.45	6.81	40.77	44.71	7.34	7.90	8.13	9.00
June 2019	63.33	65.48	6.44	6.58	40.65	41.75	7.22	7.39	8.05	8.38
July 2019	63.38	65.58	6.55	6.72	40.16	42.11	7.21	7.51	8.03	8.43
August 2019	56.03	63.13	5.81	6.66	35.54	39.72	6.42	7.31	7.13	7.68
September 2019	55.93	60.73	5.94	6.31	35.89	39.15	6.49	7.07	7.18	7.83
October 2019	57.43	61.88	5.83	6.20	36.68	39.53	6.71	7.13	7.33	7.88
November 2019	57.73	60.38	5.70	6.01	36.81	38.51	6.64	6.98	7.38	7.68
December 2019	57.03	60.93	5.52	6.00	36.34	39.09	6.52	7.07	7.28	7.73
January 2020	56.73	60.88	5.52	5.95	36.30	39.37	6.57	6.99	7.33	7.88

1 Each ADS represents five ordinary shares.

Appendix 3

Summary of principal features of the HSBC Share Plan 2011 ("2011 Plan")

Introduction
The 2011 Plan is an umbrella plan, which is a discretionary long-term employee share incentive arrangement. The purpose of the 2011 Plan is to incentivise, reward and retain selected employees in a way which aligns their interests with those of shareholders and to comply with our regulatory requirements to defer certain employees' variable pay into shares. The ability under the 2011 Plan to set vesting, exercise and retention periods and performance conditions gives flexibility to achieve that purpose.

The 2011 Plan was approved by the Company's shareholders at the 2011 Annual General Meeting for a ten-year period. Pursuant to Resolution 14, it is proposed to extend the term of the 2011 Plan until 24 April 2030.

Types of awards
Under the 2011 Plan, conditional share awards, share options (including nil-cost share options), cash awards and awards of forfeitable shares can be granted by the grantor, with the prior approval of the Directors.

Conditional share awards granted to participants resident in France are granted subject to certain variations in order to provide favourable tax treatment for participants.

Awards granted to US taxpayers are granted subject to certain variations in order to satisfy US tax rules.

Conditional share awards which may be settled only in cash may also be granted to former employees, with certain variations to account for the fact that the participant has no right to receive shares.

Grant of awards
Awards under the 2011 Plan may be granted subject to performance or other conditions, determined at the discretion of the Directors and may include dividend equivalents, malus and clawback provisions and be subject to a post-vesting retention period.

Awards granted to facilitate deferral of bonuses will not usually have performance conditions applied (as performance will have been taken into account when determining the level of the bonus).

Awards granted under the 2011 Plan (other than nil-cost share options) may be satisfied by the issue of new shares, shares purchased in the market or shares transferred from treasury.

Operation
Awards under the 2011 Plan may be granted within 42 days after the announcement of the Company's results for any period. Awards may also be granted at other times in exceptional circumstances.

Eligibility
Employees of the Company, its subsidiaries and any designated associated companies (including executive Directors) are eligible to participate in the 2011 Plan. The Directors will select employees or one or more groups of employees to participate in the 2011 Plan and will determine the size of awards.

Individual limits
Generally, the market value of shares subject to awards granted to a participant in any financial year cannot exceed six times the participant's basic salary at the time of the award. Awards granted in respect of a bonus or as a replacement for an incentive from a previous employer will not be subject to this limit but cannot exceed the value of the relevant bonus or replaced incentive.

As required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules"), the total number of shares issued and to be issued and/or transferred out of treasury upon exercise of share options granted to any one participant (including both exercised and outstanding share options) in any 12 month period must not exceed 1 per cent of the shares in issue (excluding shares in treasury) on the date of exercise.

Reduction of awards (malus) and clawback
The Directors will determine at the time of grant whether an award made under the 2011 Plan will be subject to clawback. If clawback is applicable, the HSBC Group Clawback Policy (the "Clawback Policy") will apply, unless the Directors determine to apply clawback for a duration other than as set out in the Clawback Policy.

The Directors may also, at any time before vesting, decide to reduce the number of shares or the amount of cash included in an award, in accordance with the HSBC Group Malus Policy.

Vesting
The Directors will determine at grant when an award will normally vest, subject to continued employment and any other conditions being met, such as the satisfaction of any performance conditions.

A share option (other than a nil-cost share option) will not vest earlier than 12 months after grant. A share option, once vested, can be exercised for up to ten years from the date of grant (or for six months where it vests on leaving employment or 12 months from death). At the end of these periods a share option, if unexercised, will lapse.

Leaving employment
An award will lapse where a participant leaves the HSBC Group before vesting unless the cessation of employment is due to ill-health, injury, disability, retirement (with the agreement of the employer and approval of the Directors), redundancy (with the agreement of the employer and approval of the Directors), transfer of the employing business or the employing company ceasing to be a member of the HSBC Group or for other reasons specifically allowed by the Directors.

If a participant ceases employment in such circumstances and the award is not subject to performance conditions, the award will not lapse and will vest on the normal vesting date, unless the Directors determine otherwise. The Directors may determine that the award should be pro rated to reflect the proportion of the vesting period when the participant was not in employment.

If a participant ceases employment in such circumstances and the award is subject to performance conditions, the award will only vest to the extent that the performance conditions are (or are likely to be) satisfied as at such vesting date. Unless the Directors decide otherwise, the award will be pro rated to reflect the proportion of the performance period when the participant was not in employment.

In the event of a participant's death, awards will vest in full at the time of death.

Change of control, merger or other reorganisations
On a change of control of the Company, awards vest at the time of the relevant event unless participants are allowed or required by the Company to, with the agreement of the acquiring company, exchange their awards for awards of shares in the acquiring company. The Directors may also allow vesting (which may be subject to conditions) on a demerger, delisting, distribution (other than an ordinary dividend) or other transaction which might affect the value of an award.

Overall limits
In any ten-year period, (i) not more than 10 per cent of the issued ordinary share capital of the Company may be issued or committed to be issued under the 2011 Plan and all other employee share plans operated by the Company; and (ii) not more than 5 per cent of the issued ordinary share capital of the Company, may be issued or committed to be issued under the 2011 Plan and all other discretionary share plans adopted by the Company, in each case calculated by reference to the issued share capital of the Company at the proposed date of grant of an award. If shares are transferred from treasury to satisfy awards, these will also be counted towards the dilution limits in accordance with the rules of the 2011 Plan.

In addition, and in accordance with the Hong Kong Listing Rules:

(i)           the maximum number of shares which may be issued and/or transferred out of treasury on the exercise of all share options under the 2011 Plan (other than nil-cost share options) and share options granted under any other employee share plan operated by the Company or a subsidiary must not exceed 10 per cent of the shares in issue on 27 May 2011 (being the date of shareholder approval of the 2011 Plan). Nil-cost share options cannot be satisfied by the issue of new shares. Pursuant to Resolution 14, it is proposed to refresh this limit to 10 per cent of the number of shares in issue (excluding shares in treasury) at the date of passing the resolution; and

(ii)         the number of shares which may be issued and/or transferred out of treasury on the exercise of share options under the 2011 Plan (other than nil-cost share options) and share options granted under any other employee share plan operated by the Company or a subsidiary outstanding at any one time must not exceed 30 per cent of the shares in issue (excluding shares in treasury) from time to time.

No further share options may be granted under any such plan if this will result in the above limits being exceeded.

For the purposes of all the above limits, share options which lapse or are cancelled and share options which will be satisfied by the transfer of existing shares (other than shares out of treasury) will be disregarded.

Amendments to the 2011 Plan
The Directors may amend the 2011 Plan at any time, although shareholder approval is required to amend certain provisions of the 2011 Plan if the amendment is to the advantage of the participants. These provisions relate to: eligibility; individual and 2011 Plan limits; the basis for determining a participant's entitlement to shares or cash under the 2011 Plan or the adjustments of awards in the event of a variation of capital; and the amendment powers and any changes to the terms of the 2011 Plan which relate to the matters specified in Rule 17.03 of the Hong Kong Listing Rules, which are material or which relate to the terms of the share options which have been granted.

However, the Directors may, without shareholder approval, make minor amendments to the terms of the 2011 Plan to: facilitate the administration of the 2011 Plan; comply with or take account of any proposed or existing legislation or changes thereto; or obtain or maintain favourable tax, exchange control or regulatory treatment for any Group company or any participant.

Any changes to the 2011 Plan which would be to the material disadvantage of any existing rights of a participant can only be made with the consent of the majority of participants affected.

General
Where there is a variation in the share capital of the Company (including a capitalisation issue, rights issue, sub-division, consolidation or reduction of share capital), a demerger or a special dividend, the Directors may adjust the limit on the total number of shares which may be issued upon the exercise of share options under the 2011 Plan in any way they consider appropriate. Except in the case of a capitalisation issue a share option (other than a nil-cost share option) may only be adjusted if the auditors confirm that the proportion of the shares in issue represented by each share option remains substantially unchanged as a result of the adjustment.

Awards cannot be transferred except to a participant's personal representative on death or with the consent of the Directors.

Pension implications
Awards under the 2011 Plan and any resulting benefits will not be pensionable.

Termination
The 2011 Plan is currently due to terminate on 27 May 2021. If Resolution 14 is passed by shareholders, the termination date will be extended to 24 April 2030.

Required disclosure on value and exercise price of share options
The Hong Kong Listing Rules encourage disclosure of the value of all share options which may be granted under the 2011 Plan. It is currently not intended to grant share options under the 2011 Plan and as such the Directors consider that disclosure relating to the value of share options which may be granted under the 2011 Plan would not provide meaningful information to shareholders. Should a share option be granted, the Directors will set the exercise price and it must not be less than the greater of the middle-market closing price of a share on the London Stock Exchange on the day before the date of grant of the share option and the average closing price of the shares for the five business days prior to the date of grant of the share option (except in the case of a nil-cost share option).

Appendix 4

Summary of principal features of the HSBC Holdings UK Savings-Related Share Option Plan (UK) ("UK Sharesave")

Introduction
The UK Sharesave is an all employee share option plan, which is intended to satisfy the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"). It has been registered and certified by the Company with HM Revenue & Customs ("HMRC") as a tax-advantaged plan under the ITEPA.

The UK Sharesave was last approved by the Company's shareholders at the 2015 Annual General Meeting for a ten-year period. Pursuant to Resolution 15, it is proposed to extend the term of the UK Sharesave to 24 April 2030.

Eligibility
All UK-resident employees (including executive Directors) of the Company and designated participating subsidiary companies are eligible to join the UK Sharesave. Other employees of the Company and designated participating subsidiary companies may be permitted to participate at the discretion of the Directors.

Basis for participation
The UK Sharesave provides for the acquisition of shares by participants through the exercise of a share option. The Directors may determine in any year whether the UK Sharesave will be operated and, if so, may issue invitations to eligible employees inviting them to apply for the grant of share options.

Savings contracts
All eligible employees who wish to participate enter into a certified savings contract to make 36 or 60 monthly contributions of not more than £500 per month in total. An employee may enter a contract over three years and a contract over five years in any year, subject to their monthly contributions over all plans not exceeding £500. The rate of any interest and/or bonus payable (if any) is prescribed by HMRC.

Share option price
The option exercise price is determined by the Directors and may not be less than the higher of:

(i)            the average of the middle market closing price of a share derived from the London Stock Exchange Daily Official List for the five dealing days preceding the date of the invitation, discounted by 20 per cent; and

(ii)           the nominal value of a share.

Exercise of share options
A share option may only be exercised by the person to whom it was granted (the "Option Holder"), or his/her personal representative(s) and is otherwise not transferable.

Ordinarily, a share option may only be exercised within six months of the maturity date of the savings contract if the Option Holder remains employed, and will otherwise lapse.

If the participant has died the share option will not lapse until 12 months after the date of the employees' death, or 12 months from the maturity date of the savings contract, whichever is sooner.

Former employees may exercise a share option before the maturity of their savings contract where the employment ceases on account of injury or disability, redundancy, retirement, the disposal by the Company of the participating subsidiary or business in which the employee is employed, or the transfer of the business or part of the business in which the employee is employed to a non-associated company or non-subsidiary.

Share options are also exercisable within a limited period in the event of a takeover, reconstruction or winding up of the Company, but may alternatively, with the agreement of an acquiring company upon a takeover or winding up of the Company, be rolled over, to become share options over the acquiring company's shares. In the absence of exercise or roll-over within the prescribed periods, share options will lapse.

Issue or transfer of shares
Within 28 days of the exercise of a share option, the relevant number of shares will be allotted and issued or transferred to the Option Holder concerned. The UK Sharesave may operate over new issue shares, treasury shares or shares purchased in the market. Shares allotted will rank equally with the shares then in issue other than in respect of a dividend or any other entitlements arising by reference to a date prior to the date of allotment.

Issues and reorganisations
The rights of Option Holders, and the overall limits on the number of shares which may be issued and/or transferred out of treasury on the exercise of all share options under the UK Sharesave and other employees' share plans adopted by the Company or a subsidiary (as described below), following a rights issue, capitalisation issue, sub-division or consolidation of shares or reduction of capital will be adjusted in such manner as the Directors may determine and the Auditors confirm to be fair and reasonable, provided that, the proportion of the shares represented by each share option remains unchanged and the total market value of the shares that may be acquired through exercise after adjustment remains substantially the same. Any adjustment to a share option may only be made in accordance with the requirements of the applicable legislation.

Overall limits
In any ten-year period, the Company may not issue (or grant rights to issue) more than 10 per cent of the issued ordinary share capital of the Company under the UK Sharesave and any other employee share plan adopted by the Company. If shares are transferred from treasury to satisfy share options, these will also be counted towards the dilution limits in accordance with the rules of the UK Sharesave.

In addition, and in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

(i)           the maximum number of shares which may be issued and/or transferred out of treasury on the exercise of all share options under the UK Sharesave and share options granted under any other employee share plan operated by the Company or a subsidiary must not exceed 1,589,418,881 (being 10 per cent of the shares in issue on 27 May 2005 as adjusted to account for the rights issue approved by the Company in general meeting on 19 March 2009). Pursuant to Resolution 15, it is proposed to refresh this limit to 10 per cent of the number of shares in issue (excluding shares in treasury) at the date of passing the resolution;

(ii)           the number of shares which may be issued and/or transferred out of treasury on the exercise of share options under the UK Sharesave and share options granted under any other employee share plan operated by the Company or a subsidiary outstanding at any one time must not exceed 30 per cent of the shares in issue (excluding treasury shares) from time to time. The UK Sharesave includes an overall maximum limit of 4,675,000,000 shares; and

(iii)         the total number of shares issued and to be issued to any Option Holder and/or transferred out of treasury on the exercise of share options granted to him/her in any 12 month period may not exceed 1 per cent of the shares in issue (excluding shares in treasury).

No further share options may be granted under any such plan if it would result in the above limits being exceeded.

For the purposes of all the above limits, share options which lapse or are cancelled and share options which will be satisfied by the transfer of existing shares (other than shares out of treasury) will be disregarded.

Pension implications
Share options under the UK Sharesave and any resulting benefits will not be pensionable.

Alterations
The Directors may amend the UK Sharesave at any time provided that:

(i)           any amendments to the material advantage of Option Holders (present or future) may only be made with the prior approval of the Hong Kong Stock Exchange and of an ordinary resolution of the shareholders of the Company in general meeting. Minor amendments which the Directors consider necessary or desirable to benefit the administration of the UK Sharesave, to comply with or take account of a change in legislation or amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for the Company, any eligible employee or Option Holder, or for any participating company; and

(ii)          no amendment which would adversely affect the subsisting rights of Option Holders will be effective unless such alteration is made with the written consent of the holders of share options over at least 75 per cent of the shares subject to share options or a resolution at a meeting of Option Holders by a majority of at least 75 per cent of the Option Holders who attend and vote in person or by proxy.

However, the Directors may make amendments to give effect to changes to the legislation governing the UK Sharesave without the need for shareholder or Option Holder approval.

Termination
The UK Sharesave is currently due to terminate on 23 May 2025. If Resolution15 is passed by shareholders, the termination date will be extended to 24 April 2030.

Appendix 5

Summary of principal features of the HSBC Holdings UK Share Incentive Plan ("UK SIP")

Introduction
The UK SIP is an all employee share option plan, which is intended to satisfy the requirements of Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"). It has been registered and certified by the Company with HM Revenue & Customs as a tax-advantaged plan under ITEPA.

The UK SIP was last approved by the Company's shareholders at the 2010 Annual General Meeting for a ten-year period. Pursuant to Resolution 16, it is proposed to extend the term of the UK SIP until 24 April 2030. No other changes to the terms of the UK SIP are proposed.

Eligibility
All UK-resident employees (including executive Directors) of the Company and designated participating companies who have completed such minimum period of service as the Directors may determine (such period not exceeding 18 months), are eligible to join the UK SIP.

Basis for participation
The UK SIP provides for the acquisition of shares by the trustee of the UK SIP (the "Trustee") on behalf of participating employees on one or more of four bases. Participants have so far only been given the opportunity to acquire Partnership Shares and Dividend Shares.

Allocations of shares

Partnership Shares
Employees may be invited to purchase Partnership Shares from time to time by deductions from salary. Partnership Shares can be withdrawn by the participant from the UK SIP at any time.

Matching Shares
If the Company decides to offer Partnership Shares it may also offer Matching Shares to those same participants. Allocations of Matching Shares will be made on the same day as Partnership Shares are acquired. Matching Shares must be held by the Trustee for a period of between three and five years, as the Directors determine (the "Holding Period"). If Partnership Shares are withdrawn before the third anniversary, the related Matching Shares will be forfeited.

Free Shares
Allocations of Free Shares may be made to participating employees on a date set by the Directors. The value of Free Shares allocated to employees is at the Directors' discretion.

Dividend Shares
Participants will be entitled to dividends paid on their shares while they are held in the UK SIP trust. The Directors determine whether the Trustee:

(i)       transfers the dividends directly to participants; or

(ii)      applies the dividends in the acquisition of Dividend Shares on behalf of the participants.

Dividend Shares must normally be held by the Trustee for at least three years.

Overall limits
In any ten-year period, the Company may not issue (or grant rights to issue) more than 10 per cent of the issued ordinary share capital of the Company under the UK SIP and any other employee share plan adopted by the Company. If shares are transferred from treasury to satisfy share allocations, these will also be counted towards the dilution limits for as long as is required by the guidelines issued by the UK Investment Association.

No subscription for shares is currently made (as the Free Share and Matching Share facility is not operated). If new shares were to be issued these would not be issued to Directors or other connected persons of the Company (within the meaning of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited).

Individual limits

Partnership Shares
The maximum amount which an employee can have deducted from salary for the purpose of acquiring Partnership Shares is the lower of 10 per cent of salary and £1,800 per tax year.

Matching Shares
The Directors will decide the basis on which Matching Shares are allocated up to a maximum of two Matching Shares for every Partnership Share.

Free Shares
The maximum value of Free Shares which can be allocated to an employee in any tax year is £3,600.

Dividend Shares
There is no limit on the value of dividends paid on shares that may be re-invested in Dividend Shares.

Termination of employment/forfeiture

Partnership Shares
Partnership Shares will be transferred to the participant upon cessation of employment, subject to the payment of any income tax and national insurance contributions if applicable.

Matching Shares and Free Shares
If a participant ceases to be an employee by reason of death, injury, disability, redundancy, retirement, or if the participant's employing company (or the part in which the participant is employed) is transferred out of the HSBC Group, any Matching Shares and/or Free Shares will be transferred to the participant or personal representative.

If a participant ceases to be an employee for any other reason:

(i)       within three years of the allocation of Matching Shares and/or Free Shares, the Matching Shares and/or Free Shares will be forfeited; or

(ii)      at least three years after Matching Shares and/or Free Shares are allocated, the Trustee will transfer the shares to the participant, subject to the payment of any income tax and national insurance contributions if applicable.

Dividend Shares
If a participant ceases to be an employee at any time and for any reason, his/her Dividend Shares will be transferred to him/her.

Reconstructions and take-overs
In the event of any reconstruction or take-over of the Company, participants may instruct the Trustee to receive any form of consideration in respect of any shares held under the UK SIP. Any shares which are received as consideration will be held in trust on the same terms as the existing Partnership Shares, Matching Shares, Free Shares or Dividend Shares to which they relate.

Pension implications
Awards under the UK SIP and any resulting benefits will not be pensionable.

Alterations
The Directors may amend the UK SIP at any time in any respect provided that:

(i)         the provisions relating to: the participants; the limits on the number of shares which may be issued under the UK SIP; the individual limit; the basis for determining a participant's entitlement to shares or cash under the UK SIP or the adjustments of awards in the event of a variation of capital; and the amendment rule, cannot be altered to the advantage of participants without prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the UK SIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the UK SIP or for the Company or any other members of the HSBC Group); and

(ii)         no amendment may affect the beneficial interests of participants in shares held by the Trustee on their behalf prior to the amendment.

Termination
The UK SIP is currently due to terminate on 28 May 2020. If Resolution 16 is passed by shareholders, the termination date will be extended to 24 April 2030.

Summary of principal features of the HSBC Employee Share Purchase Plan ("ShareMatch")
The main features of ShareMatch are based on the UK SIP. The main differences between ShareMatch and the UK SIP are that under ShareMatch:

(i)          employees will not be eligible to participate if they are making contributions under the UK SIP and any minimum period of service must not exceed three years;

(ii)         individual limits on the different award types can be determined by the Directors;

(iii)        awards can generally be operated more flexibly, including regarding leaver treatment and with no specific length of Holding Period for Free Share awards or Matching Share awards required;

(iv)        Dividend Shares are not subject to a Holding Period;

(v)         the Matching Share awards facility is currently operated and such awards are normally satisfied by a subscription for shares;

(vi)        Free Share awards and Matching Share awards can include the right to receive dividend equivalents;

(vii)       in the event of a share capital variation, the Directors may adjust the number or class of shares subject to any Free Share award and/or Matching Share award as they consider appropriate; and

(viii)      there is currently no particular tax 'qualification' sought in any jurisdiction, however it is intended that the plan will be operated so that compliance with local tax laws and regulations is ensured.

Appendix 6

Explanatory statement supplied by the Midland Clawback Campaign Shareholder group in support of the requisitioned Resolution 18

Clawback, (also called State Pension Integration, State Pension Offset, or by HSBC only as State Deduction), is a process whereby a company pension is reduced when a scheme member reaches State Pension age. Introduced in legislation in 1948 alongside State Pension and National Insurance, it was designed to save money for employers that provided a company pension by reducing scheme funding costs. Midland Bank Ltd introduced this cost saving measure from 1st January 1975.

The cost of a company pension is driven by salary and then pension paid. Clawback is not linked to salary but only State Pension, meaning a senior manager retiring on £100,000 a year suffers the same clawback, as a junior staff member with the same service record retiring on £12,000 a year.

This is an inequality and past employment practices mean more women are adversely affected than men.

Equalities & Human Rights Commission (EHRC)
The Commission are an independent statutory body in the UK to encourage equality and eliminate unlawful discrimination, selectively using strategic enforcement powers. They review inequalities and Indirect Discrimination

The Commission say that Indirect Discrimination is when there's a practice, policy or rule which applies to everyone in the same way, but it has a worse effect on some people than others. The Equality Act says it must not put you at a particular disadvantage.

The clawback calculation is the same for all but has a worse effect on those who have earned a lower wage, mainly women and consequently puts them at a disadvantage. It seems clear, therefore, that an inequality exists and indirect discrimination.

A complaint has been made on behalf of the scheme members to the Commission. Their Principal Senior Lawyer has confirmed that they are considering the complaint. In the event the complaint is upheld the Commission would look to remove the inequality which could include legal action under Equality law. This would be of further damage to HSBC's reputation and presents reputational risk.

Midland Clawback Campaign
HSBC advise that about 52,000 of their past and present UK staff are affected by Clawback. A group of about 10,000 of these has come together via social media and word of mouth to challenge the unfairness of clawback and the lack of clear explanation given by the bank to new staff in the 1970s and 1980s and the use of misleading terminology.

Campaign legal action
Prior to the complaint to the EHRC the campaign committee had referred the matter to lawyers and a specialist barrister, who had advised that action under Equality legislation seemed appropriate.

Confirmation of Inequality and Indirect Discrimination
Using data supplied to members by the Scheme administrators, a representative sample has been compiled which confirms inequality and indirect discrimination.
●  Over 18% of the sample will lose more than 18% of their company pension in clawback.
●  Of these, 89% are women.
●  The average gross pension in the sample is only £11,721 and the average clawback deduction is 12%.
●  The largest pension is over £76,000 (male) due to lose only 2.2% in clawback.
●  The greatest clawback deduction is 35% (female).

Cost to bank
The bank have said the cost of removing clawback is £450 Million. They have not provided detail as to how this is calculated. The HSBC UK staff pension fund was in surplus at 31 December 2017 by £2.53 Billion. Removing clawback is easily affordable.

Obstacles to removal of clawback
The bank have said they cannot change this individual scheme without changing all the schemes within the Bank's UK pension fund. That is incorrect and the bank have made many changes to this individual scheme in the past.

Support by Members of Parliament
An All Parties Parliamentary Group (APPG) has been formed with the purpose of challenging HSBC to remove clawback from its pension scheme.

In Summary
HSBC UK have, they say, 23 staff pension schemes but the only one to suffer Clawback is the Post 1974 Midland Bank DBS.

Clawback/STATE DEDUCTION is hugely disproportionate and impacts the lowest paid, mainly women more severely.

The Equality and Human Rights Commission have been corresponding with HSBC and were unsatisfied with the initial HSBC response and have challenged the bank to provide further clarifications, which could result in legal enforcement proceedings.

Shareholders should pass this Resolution, thereby remedying the disparate impact of "State Deduction".

Appendix 7

The Board's response to Resolution 18 requisitioned by the Midland Clawback Campaign Shareholder group

Your Directors consider that Resolution 18 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 18 for the reasons set out below:

●        HSBC's review of the State Deduction feature has demonstrated that it is an accepted aspect of UK pensions practice that is recognised by legislation and continues to be maintained by a significant number of schemes today. When introduced, it formed part of a generous, non-contributory pension.

●        The feature was communicated clearly to members and applied as intended and in accordance with the Trust Deed and Rules.

●        The State Deduction feature does not constitute indirect discrimination because it applies to and affects all members equally irrespective of gender or other protected characteristics. The use of the State Deduction is acknowledged expressly by the Equality Act.

●        Removal of the State Deduction would constitute a retrospective change which would benefit a particular group of members and be unfair to other Scheme members. It would increase the risk of grievances being raised from other pension scheme members both in the UK and globally and would set a precedent for further challenges to valid terms and conditions that could lead to even more significant unplanned and unintended costs.

This position is taken having consulted with the Trustees of the HSBC Bank (UK) Pension Scheme (the "Scheme") and having taken external advice.

Background:

●  What is the Post 1974 Midland Section?

All employees who joined HSBC Bank plc (or Midland Bank plc at the time) after 31 December 1974 and before 1 July 1996 were eligible to join the Post 1974 Midland Section (the "Post 1974 Section") of the Scheme. The Post 1974 Section provides final salary benefits, and was non-contributory until 2009. It was designed to ensure that members received an overall pension of broadly two-thirds of final salary on retirement (provided they worked for the company for 40 years). The Post 1974 Section was a final salary, non-contributory scheme up to 30 June 2009 when member contributions were introduced.

The Post 1974 Section consists of approximately 52,000 members. The State Deduction feature applies to all members of this section of the Scheme.

The Post 1974 Section has been closed to new members since July 1996. New joiners have instead been enrolled into the defined contribution section of the Scheme, which does not provide a guaranteed income on retirement.

●  What is the State Deduction?

The State Deduction or pension integration has been a feature of the Post 1974 Section since its introduction in 1975. The State Deduction takes account of the fact that employees would usually receive a pension from the UK government at their State Pension Age, and reduces the amount paid by the Scheme at State Pension Age. The aim was that members would continue to receive an overall pension level throughout retirement (subject to minimum employment terms and pension increases). This form of integration with the State system was a common feature in final salary schemes introduced at that time.

●  What is "Clawback"?

Clawback is a term used by a group of members of the Post 1974 Section (the "Campaign Group") to refer to the State Deduction. The Campaign Group has requested removal of the State Deduction on the basis of inequality and indirect discrimination.

"Clawback" is not an accurate description of the State Deduction. HSBC agreed to provide pension benefits to members on the basis that the State Deduction will be applied, and has funded the Post 1974 Section on this basis. No aspect of members' benefits, or amounts paid to members, are or will be clawed back, nor are they "withheld".

HSBC's position:

●  When the Scheme was introduced, it was considered a generous pension scheme because it required no contribution from members to secure an overall pension of up to two-thirds of final salary on retirement.

When joining HSBC, employees were automatically enrolled in the Scheme and the Scheme literature expressly highlighted that the integration of state pension with the Scheme pension would be part of their pension calculation. If employees wished to retire with an amount reflecting their final salary as well as their state pension entitlement, they were free to arrange their own personal pension.

●  Features akin to the State Deduction were commonplace in other pensions as well as other sections of the Scheme.

At the time that the State Deduction feature was introduced, many schemes integrated state and scheme benefits in various ways to target overall levels of benefit. A significant number of these features remain in other schemes today. It is not true to say that the integration of the state pension with the Scheme does not occur in other sections, but the Post 1974 Section is the only section of the Scheme where state pension integration is applied in this way. Included within other sections of the Scheme are integration methods that provide an additional payment until an individual reaches State Retirement Age or accounting for the State Pension amount in the pensionable pay definition used to determine an individual's pension.

●  The State Deduction was clearly and consistently communicated to members.

HSBC has commissioned a thorough review of how the State Deduction was communicated to members dating back to its introduction in 1975 to determine if HSBC made the Post 1974 Section's members sufficiently aware of the feature. HSBC's legal advisers have determined that the State Deduction was clearly and consistently communicated within Scheme communications. State Deduction has been applied as intended and in accordance with the Trust Deed and Rules. The Scheme Trustee, who is separate to and independent of HSBC, also carried out an extensive review of Scheme documents and correspondence from its introduction in 1975 to date and concluded that the deduction was communicated in a transparent manner.

●  The inclusion of this State Deduction feature does not constitute indirect discrimination because it applies to and affects all members equally irrespective of gender or other protected characteristics.

HSBC, through its extensive review of the State Deduction, has received advice from its external legal advisers that this is both legal and not indirectly discriminatory. The State Deduction forms part of the pension benefit calculation for all members of the Post 1974 Section. It does not put members who share a particular characteristic at a disadvantage. The Scheme Trustee has independently confirmed to the Equality & Human Rights Commission (the "EHRC") that it does not consider the State Deduction to be indirectly discriminatory.

The extent to which the State Deduction forms a greater or lesser proportion of an individual's pension depends on the size of their total pension, which will also depend on a number of factors. Members with a lower final pensionable salary will receive a lower pension than those on a higher final pensionable salary (assuming the same period of service). In the same way if a member retires early, or takes a lump sum, then the residual pension will also be lower resulting in the State Deduction forming a higher proportion of overall pension.

●  Removal of the State Deduction feature would come at a considerable, but difficult to quantify, cost to the organisation.

The Scheme's external actuary has estimated the removal of the State Deduction for future payments would come at a cost of approximately £450 million. Quantifying the cost of retrospective removal of the State Deduction would need to consider not only the pensions that are currently in payment but also the pension accounts of those who are no longer with the Scheme - a highly complex task. Removal of the State Deduction would constitute a retrospective change which would benefit a particular group of members and be unfair to other Scheme members particularly given that this section of the Scheme is more generous than many other pension schemes within HSBC. It would increase the risk of grievances being raised from other pension scheme members both in the UK and globally and would set a precedent for further challenges to valid terms and conditions that could lead to even more significant unplanned and unintended costs.

HSBC has been advised that no schemes with a similar feature to the State Deduction have removed this retrospectively due to it being considered unfair or inappropriate.

●  HSBC has engaged in an open and transparent way with those authorities who have requested more information at the bequest of this Campaign Group.

HSBC was contacted by the EHRC in late 2018 on an informal basis concerning the State Deduction. In the course of that correspondence HSBC provided a detailed analysis of the background, rationale and legal basis on which the State Deduction operates. This included advice from leading Counsel. The EHRC has not commenced any formal proceedings and none are advised to be pending. Therefore, HSBC's legal advice and consequent position remains unchanged from last year.

HSBC met with the All Party Parliamentary Group in the summer of 2019 and advised that it has given full consideration to the State Deduction in a manner that it believes is both fair and proportionate. The State Deduction forms part of a pension benefit calculation for all members of the Post 1974 Section and applies to and affects all members equally irrespective of gender or other protected characteristics. Removal of the State Deduction completely or by degrees could be unfair and discriminatory to other Post 1974 Section members who would not receive an equivalent enhancement.

Following an MP raising a question from one of their constituents for the government to look into the State Deduction, the Pensions Minister in January 2018 stated that "it would not be right for Government to compel schemes to withdraw this integration arrangement as it would amount to a retrospective change imposing significant additional unplanned costs. Any proposed change in legislation would affect all integrated schemes and would potentially risk their future solvency, particularly those which are not well funded. This could jeopardise future pensioners receiving the entitlements they have worked for and expect to receive."

Appendix 8

Directors' interests in the ordinary shares and debentures of HSBC

According to the register of Directors' interests maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors who are standing for election or re-election had the following interests, all beneficial unless otherwise stated, in the shares and debentures of HSBC and its associated corporations on the latest practicable date prior to the printing of this document being 26 February 2020.

In this Appendix, all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and Futures Ordinance of Hong Kong.

			Jointly
		Child	with
	Beneficial	under 18	another		Total
HSBC Holdings plc ordinary shares	owner	or spouse	person	Trustee	interests
Laura Cha	16,200	-	-	-	16,200
Henri de Castries	19,251	-	-	-	19,251
Irene Lee	11,904	-	-	-	11,904
José Antonio Meade Kuribreña	-	-	-	-	-
Heidi Miller1	15,700	-	-	-	15,700
David Nish	-	50,000	-	-	50,000
Noel Quinn2	497,613	-	-	-	497,613
Ewen Stevenson2	284,959	-	-	-	284,959
Jackson Tai1 3	32,800	11,965	21,750	-	66,515
Mark Tucker	307,352	-	-	-	307,352
Pauline van der Meer Mohr	15,000	-	-	-	15,000

1        Heidi Miller has an interest in 3,140 and Jackson Tai has an interest in 13,303 listed American Depository Shares ("ADSs"), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

2        Executive Directors' other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plan and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors' Remuneration Report on pages 184 to 210 of the Annual Report & Accounts 2019. At 26 February 2020, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans and the interests above were: Noel Quinn 1,090,121 and Ewen Stevenson 1,707,637. Each Director's total interests represents less than 0.01 per cent of the shares in issue and 0.01 per cent of the shares in issue (excluding treasury shares).

3        Jackson Tai has a non-beneficial interest in 11,965 shares of which he is custodian.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 March 2020